EXECUTION VERSION

PURCHASE AGREEMENT

Dated as of October 27, 2018 among

CORDILLERA COMMUNICATIONS, LLC

and

SCRIPPS MEDIA, INC.

with respect to the acquisition of

certain subsidiaries of CORDILLERA COMMUNICATIONS, LLC

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is made as of October 27, 2018, by and between CORDILLERA COMMUNICATIONS, LLC, a South Carolina limited liability company (“Seller”), and SCRIPPS MEDIA, INC., a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, Seller, together with the Acquired Companies, owns and operates, directly or indirectly, the television broadcast stations (each, a “Station” and collectively, the “Stations”) set forth on EXHIBIT A, pursuant to certain licenses, permits and other authorizations issued by the FCC;

WHEREAS, pursuant to the terms and subject to the conditions set forth in this Agreement, Seller desires to sell and transfer to Buyer, and Buyer desires to purchase from Seller, all of the issued and outstanding equity interests in the Acquired Companies (collectively, the “Equity Interests”); and

WHEREAS, in connection with the foregoing, this Agreement contemplates the filing with the FCC of multiple applications to obtain the necessary FCC consents with respect to the transactions described in this Agreement, which applications will include one or more applications seeking FCC consent to the transfer of control of the Acquired Companies to Buyer.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS; INTERPRETATION

1.1    Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Acquired Companies” shall mean the Subsidiaries set forth on EXHIBIT B.

“Action” shall mean any legal, administrative or regulatory claim, suit, action, complaint, charge, arbitration, examination, audit, inquiry, investigation, or other proceeding by or before any Governmental Entity, other than random selection for EEO audit or complaints and other matters pending at the FCC as to which no notice has been given to an Acquired Company.

“Affiliate” shall mean, with respect to a specified Person, any Person or member of a group of Persons acting together that, directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, the specified Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Documents” shall mean, collectively, the Seller Ancillary Agreements and the Buyer Ancillary Agreements.

“Balance Sheet Date” shall mean August 31, 2018.

“Business” shall mean the business and operation of the Stations (taken as a collective group and not on an individual basis).

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed (or are actually closed) in the City of New York.

"Closing Indebtedness Certificate" shall mean a certificate executed by the Chief Financial Officer of Seller and each of the Acquired Companies certifying on behalf of Seller and each of the Acquired Companies and not in any individual capacity a good faith estimate (on an itemized basis) of all outstanding Indebtedness of the Acquired Companies as of immediately prior to Closing and the Persons to whom such outstanding Indebtedness is owed and an aggregate total of such outstanding Indebtedness.

"Closing Transaction Costs Certificate" shall mean a certificate executed by the Chief Financial Officer of Seller and each of the Acquired Companies certifying on behalf of Seller and each of the Acquired Companies and not in any individual capacity a good faith estimate of the amount of Company Transaction Costs remaining unpaid as of immediately prior to Closing (including an itemized list of each such unpaid Company Transaction Cost with a description of the nature of such cost and the Person to whom such expense is owed).

“CMS MSA” means the Master Services Agreement between Ackmann and Dickenson, LLC and Cordillera Digital, dated effective as of June 11, 2018, as amended by Addendum #1, dated effective as of June 11, 2018, between such parties.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Communications Laws” shall mean, collectively, the Communications Act of 1934, as amended, and the rules, regulations and written policies promulgated by the FCC thereunder, in each case as in effect from time to time.

“Company Transaction Costs” shall mean all fees, costs and expenses of any brokers, financial advisors, investment bankers, attorneys, or other advisors engaged by or on behalf of Seller or the Acquired Companies incurred on or prior to the Closing Date in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Documents, and the performance and consummation of the transactions contemplated hereby and thereby plus (i) all retention bonus, change in control and similar payments to directors, officers, employees or service providers of Seller or the Acquired Companies payable in connection with the Closing of the transactions contemplated by this Agreement and (ii) all prepayment penalties with respect to any Indebtedness of any of the Acquired Companies that is paid off in conjunction with the Closing of the transactions contemplated by this Agreement.

“Contracts” shall mean contracts, agreements, leases, non-governmental licenses, sales and purchase orders and other agreements (including Revenue Leases, Real Property Leases and employment agreements), written or oral (in each case, including any amendments, supplements, renewals or modifications thereto).

“Copyrights” shall mean all copyrights and works of authorship, whether or not copyrightable, and all copyright applications and registrations therefor (and renewals thereof).

“Current Assets” shall mean cash and cash equivalents, accounts receivable, inventory and prepaid expenses of the Acquired Companies, as determined in accordance with GAAP, but shall exclude
(i) all Tax assets, (ii) any intercompany balances or receivables from any of any Acquired Company's Affiliates, managers, employees, officers or members or any of their respective Affiliates and (iii) the portion of any prepaid expense of which Buyer will not receive the benefit following the Closing.

“Current Liabilities” shall mean accounts payable, accrued and current Tax liabilities and accrued expenses of the Acquired Companies, as determined in accordance with GAAP, but shall exclude (i) the current portions of Indebtedness and Company Transaction Costs described in Section 2.2(a) and (b) and (ii) intercompany balances.

“Debt Financing” shall mean any debt financing provided to Buyer or its Affiliates in connection with the transactions contemplated hereby.

“Debt Financing Provisions” shall mean, collectively, Section 5.4 (Debt Financing Cooperation), Section 13.3 (Assignment), Section 13.5 (Amendment), Section 13.7 (No Beneficiaries), Section 13.8 (Governing Law; Consent to Jurisdiction; Waiver of Jury Trial) and Section 13.10 (Non-Recourse Against Debt Financing Sources; Waiver of Certain Claims).

“Debt Financing Sources” shall mean the Persons that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the parties to any debt commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“DOJ” shall mean the United States Department of Justice.

“Enforceability Exceptions” shall mean bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

“Environmental Law” shall mean any Law whether local, state, or federal relating to
(a) Releases or threatened Releases of Hazardous Materials into the environment; (b) the management, use, treatment, generation, processing, storage, disposal, remediation, handling, discharging or shipment of Hazardous Material; (c) the regulation of storage tanks; or (d) otherwise relating to pollution (or the cleanup thereof) or protection of natural resources, endangered or threatened species, human health, occupational safety or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata).

“EPI” shall mean Evening Post Industries, Inc., an Affiliate of Seller.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person, employer, trade or business, whether or not incorporated, that, together with any of the Acquired Companies or any of their respective Affiliates, would be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(b)(i) of ERISA.

“Escrow Agent” shall mean U.S. Bank National Association.

“FCC” shall mean the Federal Communications Commission, including any official bureau or division thereof acting on delegated authority, or any successor agency thereto.

“FCC Consent” shall mean the consent of the FCC (including any such action duly taken by the FCC’s staff pursuant to delegated authority) to the transactions contemplated by this Agreement and described in the FCC Applications, each without any material adverse conditions other than those of general applicability to the television broadcasting industry or those imposed by reason of an action of Buyer or Seller in violation of this Agreement.

“FCC License” shall mean any FCC license, permit or other authorization, including any renewals or modifications thereof or any transferable pending application therefor, issued by the FCC and granted or assigned to any Acquired Company and including, but only during any period that it is necessary for the operation of a Station, any temporary waiver or special temporary authorization.

“Flow-Through Tax Returns” shall mean the following Tax Returns filed by Seller for any Pre- Closing Tax Period: (i) IRS Form 1065 and (ii) any state or local Income Tax Return that allocates the income or other items of Seller’s Subsidiaries under state or local income Tax Law that conforms to Section 702 of the Code.

“FTC” shall mean the Federal Trade Commission.

“GAAP” shall mean United States generally accepted accounting principles as in effect as of the relevant date, consistently applied.
“Governmental Consents” shall collectively mean the FCC Consent and HSR Clearance. “Governmental Entity” shall mean and include any court or tribunal or administrative, governmental or regulatory body, agency, commission, board, legislature, instrumentality, division, department, public body or other authority of any nation or government or any political subdivision thereof, whether foreign or domestic and whether national, supranational, federal, state or local, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law).

"Governmental Order" shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Hazardous Material” shall mean (i) hazardous or toxic wastes, chemicals, substances, constituents, pollutants or related material, whether solids, liquids, or gases, defined or regulated under § 101(14) of CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300(f) et seq.; the Clean Air Act, as amended, 42 U.S.C. §§ 7401 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42
U.S.C. §§ 11001 et seq.; the Occupational Safety and Health Act of 1970, 29 U.S.C. §§ 651 et seq. or any similar applicable federal, state or local Environmental Laws and (ii) petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” shall mean any federal, state, local or foreign tax measured by or imposed on net income.

“Income Tax Return” shall mean any Tax Return relating to Income Taxes.

“Indebtedness” shall mean, with regard to any Person, any liability or obligation, whether or not contingent, (i) in respect of borrowed money or evidenced by bonds, monies, debentures, or similar instruments or upon which interest payments are normally made, (ii) for the payment of any deferred purchase price of any property, assets or services, but excluding trade payables and Program Rights Obligations, (iii) under or pursuant to any leases that have been capitalized historically or are required to be capitalized in accordance with GAAP, (iv) in respect of guaranties, direct or indirect, in any manner, of all or any part of any Indebtedness of any Person, (v) all obligations under acceptance, standby letters of credit or similar facilities, (vi) all matured obligations to purchase, redeem, retire, defease or otherwise make any payment (including any mandatory dividend or distribution) in respect of any membership interests, shares of capital stock or other ownership or profit interest or any warrants, rights or options to acquire such membership interests, shares or such other ownership or profit interest, (vii) all obligations under any interest rate, currency swap or other hedging agreement or arrangement, (viii) all accrued interest, prepayment premiums or penalties related to any obligations referred to in (i) - (vii) and (ix) all obligations referred to in (i) - (viii) of a third party secured by any Lien on property or assets. For the avoidance of doubt, Indebtedness shall not include any Taxes.

“Intellectual Property” shall mean all intellectual property rights in or arising from any of the following: call letters, Trademarks, patents and patent applications, inventions, Trade Secrets, know-how, Internet domain names, web addresses, URLs, websites (and all content and data thereon or relating thereto), Copyrights, all other intellectual property and proprietary rights (including computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof), and all goodwill, if any, associated with any of the foregoing.

“IRS” shall mean the United States Internal Revenue Service.

“knowledge” shall mean (a) with respect to Seller, the knowledge of any of Terrance P. Hurley, the President of Seller, Sean Franklin, the Vice President, Engineering and Technology, of Seller, Steve Chase, the Vice President, Director of Sales, of Seller, Clinton Ebeling, the Director of Business Operations of Seller, Jay Small, the President of Seller’s Affiliate, Cordillera Interactive LLC, Joe Waring, the CFO of Seller’s Affiliate, EPI, or the general manager of any Station, in each case after reasonable inquiry and (b) with respect to Buyer, the knowledge of William Appleton, the Executive Vice President and General Counsel of Buyer, or Robin Davis, the Vice President/Strategy and Corporate Development of Buyer, in each case after reasonable inquiry.

“Law” shall mean any United States (federal, state, local) or foreign law, constitution, treaty statute, ordinance, regulation, rule, code, order, judgment, injunction, writ or decree.

“Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, easement, right of way, restrictive covenant, encroachment, security interest, equitable interest, right of first refusal, or encumbrance or restriction of any kind whatsoever, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, whether voluntarily incurred or arising by operation of Law or otherwise, in respect of such property or asset.

“Losses” shall mean and include all losses, costs, damages, Taxes, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, and expenses of whatever kind, including reasonable attorneys’ fees and expenses and the reasonable costs of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.

“Market” shall mean the geographic area delineated and determined by Section 76.55(e) of the Communications Laws, or such other rule or decision of the FCC as may be promulgated from time to time for purposes of its must-carry rules to determine local television markets for commercial broadcast television stations, and as may be amended by applicable market modification decisions of the FCC, for the Stations.

“Marketing Period” shall mean the 15 consecutive Business Day period after the date of this Agreement during which each of the following is true: (a) Buyer shall have received all of the Required Information; (b) the FCC Consent shall have been granted and shall be in full force and effect; (c) any applicable waiting period under the HSR Act relating to transactions contemplated hereby shall have expired or been terminated; and (d) Seller shall be in compliance in all material respects with Section 5.4; provided that such period shall not include any date from November 21, 2018 through and including November 23, 2018 and if such period has not ended on or before December 20, 2018, it shall not commence before January 2, 2019. If Seller in good faith reasonably believes that it has delivered the Required Information, it may deliver to Buyer written notice to that effect (stating when it believes it completed any such delivery), in which case the receipt of the Required Information shall be deemed to have occurred and the 15 consecutive Business Day period described above shall be deemed to have commenced on the second Business Day following the date of receipt of such notice, unless Buyer in good faith reasonably believes that Seller has not completed delivery of the Required Information and, within two Business Days after receipt of such notice from Seller, Buyer delivers a written notice to Seller to that effect (stating with specificity which information is required to complete the delivery of the Required Information).

“Material Adverse Effect” shall mean any event, state of facts, circumstance, development, change, effect or occurrence (an “Effect”) that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a materially adverse effect on (a) the business, properties, assets, financial condition or results of operations of the Business taken as whole, or (b) the ability of Seller to perform its obligations on a timely basis under this Agreement, excluding in all respects any Effects resulting from (i) conditions in the economy of the United States generally, including changes in the United States or foreign credit, debt, capital or financial markets in general (including changes in interest or exchange rates), or general conditions in the economy of any town, city or region or country in which the Stations conduct business, (ii) general changes or developments in the broadcast television industry, (iii) the public announcement of this Agreement and the transactions contemplated hereby, the consummation of the transactions contemplated hereby, the compliance with the terms of this Agreement or the taking of any action required by this Agreement or consented to by Buyer in writing, (iv) global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof, (v) earthquakes, hurricanes, tornadoes, or other natural disasters, (vi) any failure, in and of itself, by Seller, any Acquired Company or any Station or group of Stations to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided, however, that the underlying causes of such failure (subject to other provisions of this definition) shall not be excluded),
(vii) any breach by Buyer of its obligations under this Agreement or (viii) changes in Law or GAAP or the interpretation thereof; provided however, that any Effect referred to in clauses (i), (ii) or (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such Effect has a disproportionate effect on Seller, any Acquired Company or any Station compared to other participants in the broadcast television industry.

“Multiemployer Plan” shall mean a multiemployer plan, within the meaning of Sections 3(37) and 4001(a)(3) of ERISA, to which any of the Acquired Companies contributes or is required to contribute to, or under which any of the Acquired Companies has or may have any liability or obligation under, on behalf of current or former employees of any of the Acquired Companies.

“Net Working Capital Amount” shall mean (a) the amount of all Current Assets minus (b) the amount of all Current Liabilities of the Acquired Companies on a combined basis, in each case calculated in a manner consistent with GAAP.

“Ordinary Commercial Agreement” shall mean any contract, such as a loan agreement or a lease, entered into in the ordinary course of business consistent with past practice the primary purpose of which is unrelated to Taxes.

“Organizational Documents” shall mean, with respect to any Person (other than an individual), the articles or certificate of incorporation, bylaws, regulations, articles or certificate of limited partnership, partnership agreement, articles or certificate of formation or organization, limited liability company agreement, operating agreement and any other organizational or governing documents of such Person and any amendment to any of the foregoing.

“Permitted Liens” shall mean, as to any property or asset of any Station, collectively, (a) liens for Taxes, assessments and other charges of Governmental Entities not yet due and delinquent or that are being contested in good faith by appropriate proceedings and, in each case, for which appropriate reserves have been established in accordance with GAAP, (b) applicable zoning Laws and ordinances and similar Laws that are not violated in any material respect by any existing improvement, provided that such Laws and ordinances do not, individually or collectively, interfere with the use of the Real Property as currently used in the Business, (c) any right reserved to any Governmental Entity to regulate the affected property that is stated in any Permit, recorded document or applicable Law, (d) in the case of any leased asset, (i) the rights of any lessor under the applicable lease agreement or any Lien granted by any lessor or any Lien that the applicable lease is subject to (to the extent any Lien that the applicable lease is subject to is contained within the lease itself), (ii) any Lien for Taxes, assessments and other charges of Governmental Entities that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been created in accordance with GAAP and (iii) the rights of the grantor of any easement or any Lien granted by such grantor on such easement property, so long as none of the foregoing such matters affecting a leased asset, individually or collectively, materially interferes with the operation of the Business in a manner consistent with the current use by any Acquired Company or Station, (e) statutory, inchoate liens of carriers, warehousemen, mechanics, material men and other like Liens imposed by law arising or incurred in the ordinary course of business consistent with past practice for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been created in accordance with GAAP and that are not resulting from any breach, violation or default of any Contract by Seller or any of its Affiliates (including the Acquired Companies), (f) restrictive covenants, easements, rights-of-way, encroachments, restrictions and any state of facts that an accurate survey or physical inspection would show, provided none of such matters, individually or collectively, render title unmarketable, interfere with the present use of the applicable Real Property in the Business or materially and adversely impact the commercial value of the Real Property, (g) for periods prior to the Closing Date, Liens that will be released prior to or as of the Closing Date, including all mortgages and security interests securing indebtedness of Seller or the Acquired Companies, (h) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice that, individually or in the aggregate, do not, and would not reasonably be expected to, materially interfere with the use of the Intellectual Property by any Acquired Company or Station, and (i) Liens designated as Permitted Liens on Schedule 1.1 under the heading “Permitted Liens”, if any.

“Person” shall mean any natural person or any corporation, limited liability company, partnership, joint venture, trust or other legal entity, including a Governmental Entity.

“Pre-Closing Tax Period” shall mean any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Program Rights” shall mean all rights of any of the Stations to broadcast television programs or shows as part of the Station’s programming, including all rights of any of the Stations under all film and program barter agreements, sports rights agreements, news rights or service agreements, affiliation agreements and syndication agreements.

“Program Rights Obligations” shall mean all obligations in respect of the purchase, use, license or acquisition of programs, programming materials, films and similar assets that relate to the utilization of the Program Rights.

“Reference Time” shall mean 11:59 p.m. Eastern Time on the date prior to the Closing Date; provided that the Reference Time for purposes of calculating Tax liabilities included in the Net Working Capital Amount shall be 11:59 p.m., local time for each location of the Seller or any of the Acquired Companies, on the Closing Date.

“Release” shall mean any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Required Information” shall mean (i) the Financial Statements and (ii) the interim reports described in Section 6.7.

“Restructuring” shall mean the merger of EPI with and into Merger EPIG Sub, LLC, a South Carolina limited liability company and wholly-owned subsidiary of EPI Group, LLC with EPI as the surviving company.

“Revenue Leases” shall mean those leases, subleases, licenses or other occupancy agreements (including any and all assignments, amendments and other modifications of such leases, subleases, licenses and other occupancy agreements), pertaining to the use or occupancy of the Real Property under which an Acquired Company is a landlord, licensor, sublandlord or sublicensor.
“Straddle Period” shall mean a Tax period that includes (but does not end on) the Closing Date. “Sharing Agreement Station” shall mean the full service television broadcast station owned and controlled by a third party and not owned or controlled by any Acquired Company to which an Acquired Company provides services pursuant to a Sharing Agreement as set forth in Exhibit A.

“Sharing Agreement Station License” shall mean the main station license issued by the FCC for the Sharing Agreement Station.

“Station Licenses” shall mean the main station license issued by the FCC for each of the Stations set forth in Exhibit A.

“Subsidiaries” shall mean and include those direct or indirect subsidiaries of Seller that are involved in the ownership or operation of the Stations or any assets relating to the ownership or operation of the Stations.

“Tax” or “Taxes” shall mean all taxes, charges, fees, levies, imposts or other similar assessments or liabilities in the nature of a tax (including income, receipts, ad valorem, value added, excise, real or personal property, sales, occupation, service, stamp, transfer, land transfer, registration, goods and services, natural resources, severance, premium, windfall or excess profits, environmental, customs, duties, import and export, use, licensing, escheat, withholding, employment, social security, social services, education, unemployment, disability, employer health, health insurance and other Governmental Entity pension plan and workers compensation premiums or contributions, payroll, share, capital, capital gain, surplus, alternative, minimum, add-on minimum, estimated, franchise, or any other taxes, charges, surtaxes, fees, levies or other similar assessments or liabilities in the nature of a tax of any kind whatsoever and denominated by any name whatsoever), whether computed on a separate, consolidated, unitary or combined basis or in any other manner, and includes any interest, fines, penalties, assessments, deficiencies or additions thereto and any installments required in respect thereof.

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible or electronic form (including magnetic media)) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto and any claims for refund, declarations of estimated Tax and information returns, made, prepared, filed or required by a Taxing Authority to be made, prepared or filed by Law in respect of Taxes.

“Taxing Authority” shall mean any Governmental Entity responsible for the administration or imposition of any Tax.

“Tower Leases” shall mean any agreement to which an Acquired Company is a party pertaining to the use and/or installation of radio masts and/or towers used or useful by any of the Stations for telecommunications and broadcasting in connection with the operation of the Business, where the Acquired Company holds an interest as tenant or subtenant.

For the avoidance of doubt, all such Tower Leases shall constitute “Real Property Leases” for purposes of this Agreement.

“Trade Secrets” shall mean all trade secrets, discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential or proprietary information of any Person.

“Trademarks” shall mean all trade names, trademarks, service marks, trade dress, jingles, slogans, logos, brands, other source or business identifiers, trademark and service mark registrations and trademark and service mark applications owned by any Person, and the goodwill appurtenant thereto.

“Tradeout Agreement” shall mean any Contract, other than film and program barter agreements, pursuant to which an Acquired Company has agreed to sell or trade commercial air time or commercial production services of a Station in consideration for any property or service in lieu of or in addition to cash.

“Treasury Regulations” shall mean the Treasury Regulations promulgated under the Code.

1.2    Definitions Cross-Reference Table. The following terms defined in this Agreement in the sections set forth below shall have the respective meanings therein defined:

ACA	Section 3.11(e)
Acquired Companies	Recitals
Active Employees	Section 6.4(a)
Agreement	Preamble
Assessments	Section 6.17(b)
Audited Financial Statements	Section 6.6(c)
Buyer	Preamble
Buyer Ancillary Agreements	Section 4.1
Buyer Benefit Plans	Section 6.4(a)
Buyer’s 401(k) Plan	Section 6.4(e)
Buyer Indemnified Party and Buyer Indemnified Parties	Section 10.2(a)
Claimant	Section 10.4(a)
Closing	Section 2.4(a)
Closing Date	Section 2.4(a)
CMS Assignment and Assumption	Section 9.1(k)
COBRA	Section 3.11(h)
Company Systems	Section 3.10(c)
Continuing Employees	Section 6.4(a)
Covered Matters	Section 13.8(a)
Cure Period	Section 12.2
Deductible Amount	Section 10.2(b)
Disagreement Notice	Section 2.3(e)
Divestiture	Section 2.5(d)
Divestiture Notice	Section 2.5(d)
Draft Allocation	Section 11.7
Employee Plan	Section 3.11(c)
Employment Agreement	Section 6.4(a)
Employment Commencement Date	Section 6.4(a)
Environmental Work	Section 6.17(c)
EPI Group	Section 6.11(b)
Equity Interests	Recitals
Estimated Closing Balance Sheet	Section 2.3(a)
Estimated Net Working Capital Amount	Section 2.3(a)
EWS	Section 6.6(c)
Exchange Act	Section 6.6(c)
FCC Application	Section 2.5(a)

Final Adjustment Amount	Section 2.3(i)
Final Allocation	Section 11.7
Final Closing Balance Sheet	Section 2.3(g)
Final Net Working Capital Amount	Section 2.3(g)
Financial Statements	Section 3.15
HCERA	Section 3.11(e)
Health Care Reform Laws	Section 3.11(e)
Health Plan	Section 3.11(e)
HSR Clearance	Section 2.5(b)
Inactive Employees	Section 6.4(a)
Indemnifying Party	Section 10.4(a)
Indemnitee	Section 6.11(c)
Indemnity Escrow Agreement	Section 10.2(c)
Indemnity Escrow Deposit	Section 10.2(c)
Indemnity Escrow Funds	Section 10.2(c)
Independent Accountant	Section 2.3(f)
Information	Section 6.1(b)
Intangible Property	Section 3.10(a)
Interim Balance Sheet	Section 3.15
IP Agreements	Section 3.8(a)
Leased Real Property	Section 3.7(b)
Licensed IP	Section 3.10(a)
Material Contracts	Section 3.8(a)
Multi-Station Contract	Section 6.13
MVPDs	Section 3.4(e)
NDA	Section 6.1(a)
Other Seller Station	Section 6.13
Outside Date	Section 12.1(d)
Owned Intangible Property	Section 3.10(a)
Owned Real Property	Section 3.7(a)
Permits	Section 3.13(b)
Phase I Environmental Assessment	Section 6.17(a)
Phase I Time Period	Section 6.17(a)
Phase II Consent	Section 6.17(b)
Phase II Election Notice	Section 6.17(b)
Phase II Environmental Assessment	Section 6.17(b)
Phase II Inspection	Section 6.17(b)
Phase II Report	Section 6.17(c)
Phase II Request	Section 6.17(b)
Phase II Time Period	Section 6.17(b)
Post-Closing Tax Period	Section 11.1(b)
Post-Closing Tax Refund	Section 11.4
Pre-Closing Tax Period	Section 11.1(a)
Pre-Closing Tax Return	Section 11.2
Purchase Price	Section 2.2
Real Property	Section 3.7(b)
Real Property Leases	Section 3.7(b)
Recognized Environmental Condition	Section 6.17(b)

Registered IP	Section 3.10(a)
Related Party Transactions	Section 3.19
Required Consents	Section 6.3
Reviewed Closing Balance Sheet	Section 2.3(d)
Reviewed Net Working Capital Amount	Section 2.3(d)

Reviewed Net Working Capital Overage	Section 2.3(h)
Reviewed Net Working Capital Shortfall	Section 2.3(h)
SEC	Section 6.6(c)
Securities Act	Section 4.9
Seller	Preamble
Seller Ancillary Agreements	Section 3.1(a)
Seller’s 401(k) Plan	Section 6.4(e)
Seller Indemnified Party and Seller Indemnified Parties	Section 10.3(a)
Seller Taxes	Section 11.1(a)
Sharing Agreement	Section 3.4(d)
Station and Stations	Recitals
Station Employees	Section 3.11(b)
Straddle Period	Section 11.2
Straddle Tax Return	Section 11.3(c)
Surveys	Section 6.9
Tangible Personal Property	Section 3.6(a)
Tax Claim	Section 11.8(a)
Third Party Action	Section 10.4(a)
Title Commitments	Section 6.9
Transfer Taxes	Section 11.6
Transition Services Agreement	Section 9.1(f)

1.3    Interpretation. Article titles and section headings herein are for convenience of reference only and are not intended to affect the meaning or interpretation of this Agreement. The Schedules hereto shall be construed with and as an integral part of this Agreement to the same extent as if set forth verbatim herein. The information set forth in each Schedule to this Agreement shall qualify the corresponding section or subsection of this Agreement and any other section or subsection of this Agreement, if and only to the extent that it is readily apparent, based on the face of such disclosure, that it applies to such other section or subsection of this Agreement. Where the context so requires or permits, the use of the singular form includes the plural, and the use of the plural form includes the singular. When used in this Agreement, unless the context clearly requires otherwise, (a) words such as “herein”, “hereof’, “hereto”, “hereunder”, “hereby” and “hereafter” shall refer to this Agreement as a whole, (b) the terms “include”, ‘includes” and “including” shall not be limiting, but shall be deemed to be followed by the phrase “without limitation”, (c) the word “or” shall not be exclusive, (d) references to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits to, this Agreement, and (e) the terms “Dollars”, “dollars” and “$” each mean lawful money of the United States of America.

ARTICLE 2

PURCHASE OF EQUITY INTERESTS

2.1    Purchase of Equity Interests. On the terms and subject to the conditions hereof, at the Closing, Seller shall sell and transfer to Buyer, and Buyer shall purchase from Seller, the Equity Interests, free and clear of all Liens, in exchange for the Purchase Price.

2.2    Purchase Price. At the Closing and subject to Section 2.5, Buyer shall pay or cause to be paid an aggregate amount equal to Five Hundred Twenty One Million Dollars ($521,000,000) (the “Purchase Price”), subject to adjustment as set forth in Section 2.3, by wire transfer of immediately available funds, as follows:

(a)    Buyer shall pay or cause to be paid all Indebtedness of the Acquired Companies outstanding as of immediately prior to the Closing, which shall be set forth on the Closing Indebtedness Certificate that Seller shall deliver to Buyer at least three Business Days before Closing. In order to facilitate such repayment, prior to the Closing, Seller shall obtain and deliver to Buyer payoff letters for all such Indebtedness, which payoff letters shall indicate that the lenders of such Indebtedness have agreed to release all Liens in respect of such Indebtedness relating to the Equity Interests or the assets and properties of the Acquired Companies upon receipt of the amounts indicated in such payoff letters. Buyer shall be entitled to rely conclusively on the amounts and other information set forth in the Closing Indebtedness Certificate and such payoff letters.

(b)    Buyer shall pay or cause to be paid, on behalf of the Acquired Companies, all Company Transaction Costs payable by any of the Acquired Companies that remain outstanding as of the Closing Date, which shall be set forth on the Closing Transaction Costs Certificate that Seller shall deliver to Buyer at least three Business Days before Closing, to such account or accounts as are set forth on the Closing Transaction Costs Certificate. Buyer shall be entitled to rely conclusively on the amounts and other information set forth in the Closing Transaction Costs Certificate.

(c)    Buyer shall pay or cause to be paid to an account designated by the Escrow Agent, the Indemnity Escrow Deposit.

(d)    Buyer shall pay or cause to be paid to an account designated by Seller, the Purchase Price less the amounts described in Sections 2.2(a), 2.2(b) and 2.2(c) above, subject to adjustment as provided in Section 2.3.

2.3    Working Capital Adjustment.

(a)    No later than five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer an unaudited pro forma estimated balance sheet for the Acquired Companies, as of the Reference Time (the “Estimated Closing Balance Sheet”), together with Seller’s good faith estimated, itemized calculation, based on the Estimated Closing Balance Sheet, of the Net Working Capital Amount determined as of the Reference Time (the “Estimated Net Working Capital Amount”). The Estimated Closing Balance Sheet shall be prepared in accordance with GAAP. A sample Estimated Closing Balance Sheet prepared as if the Closing Date was September 30, 2018 is attached hereto as Exhibit F.

(b)    At any time prior to the Closing Date, Buyer shall have the right to object to the Estimated Closing Balance Sheet or the Estimated Net Working Capital Amount by delivering written notice of such objection to Seller. If Buyer does not provide such written notice of objection to Seller, then the Estimated Closing Balance Sheet and the Estimated Net Working Capital Amount shall, subject to and without limiting the remaining provisions of this Section 2.3, be deemed accepted by Buyer. If, on the other hand, Buyer provides such written notice of objection to Seller, then representatives of Buyer and Seller shall meet as promptly as practicable to discuss in good faith the proper Estimated Closing Balance Sheet and the proper Estimated Net Working Capital Amount; provided, however, that if such representatives of Buyer and Seller are unable to agree in good faith prior to the Closing Date on the proper Estimated Closing Balance Sheet and the proper Estimated Net Working Capital Amount, then the Estimated Net Working Capital Amount shall be deemed to be equal to the Estimated Net Working Capital Amount as presented by Seller, subject to and without limiting the remaining provisions of this Section 2.3.

(c)    At the Closing, the Purchase Price shall be (i) increased by the Estimated Net Working Capital Amount if the Estimated Net Working Capital Amount is a positive number, and (ii) decreased by the absolute value of the Estimated Net Working Capital Amount, if the Estimated Net Working Capital Amount is a negative number.

(d)    Within one hundred twenty (120) days following the Closing Date, Buyer shall prepare and deliver to Seller an unaudited balance sheet for the Acquired Companies determined as of the Reference Time (the “Reviewed Closing Balance Sheet”), together with an itemized calculation, based on the Reviewed Closing Balance Sheet, of the Net Working Capital Amount determined as of the Reference Time (the “Reviewed Net Working Capital Amount”). The Reviewed Closing Balance Sheet shall be prepared in accordance with GAAP using the same accounting principles, policies and methods as were used by Seller in preparing the Estimated Closing Balance Sheet in connection with the calculation of each of the line items reflected thereon.

(e)    If Seller disagrees with the Reviewed Closing Balance Sheet or Buyer’s calculation of the Reviewed Net Working Capital Amount, then during the thirty (30) days following the date of Seller’s receipt of the Reviewed Closing Balance Sheet, Buyer and the Acquired Companies shall each provide Seller with access to the working papers of Buyer and the Acquired Companies relating to the Reviewed Closing Balance Sheet and the resulting calculation of the Reviewed Net Working Capital Amount, as well as any other information used in preparing the Reviewed Closing Balance Sheet as is reasonably requested by Seller; provided, that such access shall be in a manner that does not interfere with the normal business operations of Buyer or any of the Acquired Companies. The Reviewed Closing Balance Sheet and the resulting calculation of the Reviewed Net Working Capital Amount shall become final and binding and deemed accepted by Seller at the end of such thirty (30) day period unless, prior to the end of such period, Seller has delivered to Buyer written notice of its disagreement with such Reviewed Closing Balance Sheet and the resulting calculation of the Reviewed Net Working Capital Amount (a “Disagreement Notice”), specifying the nature and amount of any disputed item.

(f)    In the event that any Disagreement Notice is timely provided to Buyer pursuant to Section 2.3(e), Buyer and Seller shall cooperate for a period of thirty (30) days following Buyer’s receipt of the Disagreement Notice (or such longer period as Buyer and Seller may mutually agree) to resolve any disagreements set forth in the Disagreement Notice with respect to the Reviewed Closing Balance Sheet and the Reviewed Net Working Capital Amount. If, at the end of such thirty (30) day period, Buyer and Seller are unable to resolve all such disagreements with respect to the Reviewed Closing Balance Sheet or the Reviewed Net Working Capital Amount, then a mutually acceptable, nationally recognized independent accounting firm that does not then have a relationship with Seller or Buyer (the “Independent Accountant”) shall be engaged to resolve such remaining disagreements with respect to the Reviewed Closing Balance Sheet and/or the Reviewed Net Working Capital Amount; provided, however, that if Buyer and Seller are unable to agree on the choice of such firm within 10 Business Days following the end of such 30 day period, then such firm will be a nationally recognized accounting firm selected by lot (after Seller and Buyer shall have each submitted two proposed firms and then excluded one firm designated by the other party). Buyer and Seller shall instruct the Independent Accountant to determine as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Independent Accountant, whether and to what extent the Reviewed Closing Balance Sheet and/or the Reviewed Net Working Capital Amount requires adjustment; provided, however, that the Independent Accountant shall be authorized to resolve only those items remaining in dispute between Buyer and Seller as specified in the Disagreement Notice, in each case within the range of the difference between Buyer’s position with respect thereto and Seller’s position with respect thereto. The fees and expenses of the Independent Accountant (including any indemnity obligations to the Independent Accountant) shall be allocated between Buyer and Seller based on their relative success with respect to the disputed items (as finally determined by the Independent Accountant). The fees and expenses (if any) of Buyer’s independent auditors and attorneys incurred in connection with the review of the Disagreement Notice shall be borne by Buyer, and the fees and expenses (if any) of Seller’s independent auditors and attorneys incurred in connection with their review of the Reviewed Net Working Capital Amount shall be borne by Seller.

(g)    The “Final Net Working Capital Amount” shall be equal to (i) the Reviewed Net Working Capital Amount, in the event that Seller does not provide a Disagreement Notice to Buyer within the thirty (30) day period provided for in Section 2.3(e) or (ii) the as-adjusted Reviewed Net Working Capital Amount as determined by the parties or the Independent Accountant pursuant to Section 2.3(f), in the event that Seller provides a Disagreement Notice to Buyer within the thirty (30) day period provided for in Section 2.3(e). The Final Net Working Capital Amount shall be set forth on the “Final Closing Balance Sheet”, which shall be (x) the Reviewed Closing Balance Sheet in the event that Seller does not provide a Disagreement Notice to Buyer within the thirty (30) day period provided for in Section 2.3(e) or (y) the as-adjusted Reviewed Closing Balance Sheet as determined by the parties or the Independent

Accountant pursuant to Section 2.3(f), in the event that Seller provides a Disagreement Notice to Buyer within the thirty (30) day period provided for in Section 2.3(e).

(h)    If the Estimated Net Working Capital Amount is greater than the Final Net Working Capital Amount, then the difference between the Estimated Net Working Capital Amount, minus the Final Net Working Capital Amount shall be referred to as a “Reviewed Net Working Capital Shortfall”. If the Final Net Working Capital Amount is greater than the Estimated Net Working Capital Amount, then the difference between the Final Net Working Capital Amount, minus the Estimated Net Working Capital Amount shall be referred to as a “Reviewed Net Working Capital Overage”.

(i)    The “Final Adjustment Amount” shall be an amount equal to either the Reviewed Net Working Capital Shortfall or the Reviewed Net Working Capital Overage, as applicable. In the event that the Final Adjustment Amount is a Reviewed Net Working Capital Shortfall, the Purchase Price shall be reduced by such amount and Seller shall pay such amount to Buyer by wire transfer in immediately available funds to an account designated by Buyer. In the event that the Final Adjustment Amount is a Reviewed Net Working Capital Overage, the Purchase Price shall be increased by such amount and Buyer shall pay such amount to Seller by wire transfer in immediately available funds to an account(s) designated by Seller.

(j)    Any payments to be made pursuant to Section 2.3(i) shall be (i) made within five
(5) days of the final determination of the Final Adjustment Amount pursuant to Section 2.3(i) and
(ii) treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

2.4    Closing.

(a)    Subject to any prior termination of this Agreement pursuant to Section 12.1, the consummation of the sale and purchase of the Equity Interests pursuant to this Agreement (the “Closing”) shall take place at the offices of Cooley LLP located at 1299 Pennsylvania Avenue, N.W., Washington D.C. 20004 on (i) the fifth (5th) Business Day after the date that is the later of (x) the date on which the FCC Consent shall have been granted and shall be in full force and effect, and (y) the date on which the HSR Clearance has been obtained, or (ii) such other date or at such other location as is mutually agreed to by Buyer and Seller in writing (as applicable, the “Closing Date”), subject to the satisfaction or waiver of the conditions to Closing set forth herein (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing); provided, that if the Marketing Period has not ended on or prior to the time the Closing would have otherwise been required to occur pursuant to the foregoing, the Closing shall not occur until the third Business Day following the final day of the Marketing Period, subject to the satisfaction or waiver of the conditions to Closing set forth herein (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing).

(b)    A breach by a party of its obligations to effect the Closing pursuant to the terms and subject to the conditions of this Agreement, including this Section 2.4, shall be subject to Section 12.1(b) or Section 12.1(c), as applicable (and shall not be subject to the Cure Period under Section 12.2).

(c)    For purposes of this Agreement, the Closing shall be effective at 12:01 a.m. Eastern Time on the Closing Date.

2.5    Governmental Consents.

(a)    Within ten (10) Business Days of the date of this Agreement, Buyer and Seller shall, and Seller shall cause the Acquired Companies to, jointly file an application or applications with the FCC requesting the grant of its consent to the transfer of control of the Acquired Companies from Seller to Buyer (collectively, the “FCC Application”). Any FCC filing fees relating to the transactions contemplated hereby shall be borne one-half (1/2) by Buyer and one-half (1/2) by Seller, irrespective of whether the transactions contemplated hereby are consummated. To the extent applicable, Buyer shall include in the FCC Application an exhibit requesting that the FCC grant continued satellite status for the Stations currently operating as satellite stations under FCC rules. Buyer and Seller shall, and Seller shall cause the Acquired Companies to, diligently prosecute the FCC Application and otherwise use their reasonable best efforts to obtain the FCC Consent as soon as practicable. Seller and Buyer each shall oppose any petitions to deny or other objections filed with respect to the FCC Application to the extent such petition or objection relates to such party. Neither Buyer nor Seller shall, and Seller shall cause the Acquired Companies not to, take any intentional action which would, or intentionally fail to take such action the failure of which to take would, reasonably be expected to materially delay, materially impede or prevent receipt of the grant of the FCC Consent.

(b)    If applicable, within ten (10) Business Days after the date of this Agreement, Buyer and Seller shall make any required filings with the FTC and the DOJ pursuant to the HSR Act with respect to the transactions contemplated hereby (including a request for early termination of the waiting period thereunder), and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation and otherwise use their reasonable best efforts to obtain the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Clearance”). Any filing fees payable under the HSR Act relating to the transactions contemplated hereby shall be borne one-half (1/2) by Buyer and one-half (1/2) by Seller, irrespective of whether the transactions contemplated hereby are consummated.

(c)    If the Closing shall not have occurred for any reason within the original effective period of the FCC Consent, and neither party shall have terminated under Section 12.1, Buyer and Seller shall jointly request an extension period of the FCC Consent. No extension of the FCC Consent shall limit the rights of either party under Section 12.1.

(d)    Notwithstanding anything in this Agreement to the contrary, and in addition to the other covenants set forth in this Agreement, Buyer agrees to take promptly any and all steps necessary to eliminate each and every impediment and obtain all consents under any antitrust or competition Law (including the HSR Act) or any Communications Law that may be required by the FCC, the FTC, the DOJ, any state Attorney General or any other U.S. federal, state or local governmental authority, or any applicable non-U.S. antitrust or competition governmental authority, in each case having competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, including committing to or effecting, by consent decree, pocket consent decree, hold separate orders, trust or otherwise, such divestitures of the Stations (each, a “Divestiture”) as are required in order to obtain the FCC Consent or the HSR Clearance and to avoid the entry of (or to effect the dissolution of or vacate or lift) any order that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Section 2.5(d), if any of the consents or approvals (or elimination of impediments) contemplated by the preceding sentence have not been obtained (or eliminated), in each case as of the date that is six (6) months following the date hereof, and if Seller, after consultation with Buyer, reasonably determines in good faith, or, if at any time after the date hereof, the FCC, the FTC, the DOJ, any state Attorney General or any other U.S. federal, state or local governmental authority, or any applicable non-U.S. antitrust or competition governmental authority, has indicated, that a Divestiture is required to obtain the FCC Consent or the HSR Clearance, or otherwise to remove any impediment or to obtain any required consents under any antitrust or competition Law or under the Communications Laws in connection with the consummation of the transactions contemplated hereby, then Seller shall have the right to provide written notice of such determination or indication to Buyer (a “Divestiture Notice”). Upon receipt of a Divestiture Notice, Buyer shall promptly (and in all respects prior to the Outside Date) implement or cause to be implemented such Divestiture. Further, and for the avoidance of doubt, Buyer shall take any and all actions necessary in order to ensure that (x) no requirement for any non-action, consent or approval of the FCC, the FTC, the DOJ, any state Attorney General or any other U.S. federal, state or local governmental authority, or any applicable non-U.S. antitrust or competition governmental authority, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition Law or any Communications Law would preclude consummation of the transactions contemplated by this Agreement on or before the Outside Date.

(e)    In connection with their obligations pursuant to this Section 2.5 with respect to pursuing the FCC Consent and the HSR Clearance, Buyer and Seller shall (i) keep each other informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any claim, suit, action, complaint, charge, or arbitration proceeding brought by a private party before a Governmental Entity, in each case with respect to this Agreement, the Stations or the transactions contemplated hereby, (ii) notify each other of all documents filed with, submitted to or received from any Governmental Entity with respect to this Agreement, the Stations or the transactions contemplated hereby, (iii) furnish each other with such information and assistance as the other may reasonably request in connection with their preparation of any governmental filing or submission hereunder and (iv) reasonably cooperate with each other in connection with and in advance of any filing or submission with a Governmental

Entity in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before any Governmental Entity relating to this Agreement, the Stations or the transactions contemplated hereby, including any claim, suit, action, complaint, charge, or arbitration proceeding initiated by a private party. Subject to applicable Laws relating to the exchange of information, Buyer, on the one hand, and Seller, on the other hand, (x) shall have the right to review in advance, and to the extent practicable each will consult with each other on, all information that appears in any filing made with, or written materials submitted to, any Governmental Entity with respect to this Agreement, the Stations or the transactions contemplated hereby, and (y) shall give the other a reasonable opportunity to attend and participate in meetings and telephone conferences with any such Governmental Entity relating to the foregoing. Neither Buyer nor Seller shall file any amendment to the FCC Application or, after grant of the FCC Consent, request any modification of the FCC Consent without the consent of the other party, such consent not to be unreasonably withheld or delayed.

2.6    Withholding. Buyer or its designee and each Acquired Company shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law. The applicable withholding agent shall use commercially reasonable efforts to reduce or eliminate any such withholding including by requesting any appropriate Tax forms, including IRS Form W-9 or any similar information from Seller. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE 3

SELLER REPRESENTATIONS AND WARRANTIES

Seller hereby makes the following representations and warranties to Buyer as of the date hereof and as of the Closing:

3.1    Organization and Capitalization.

(a)    Each Acquired Company is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Schedule 3.1(a) sets forth each jurisdiction in which any Acquired Company is licensed or qualified to do business, and each Acquired Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the assets or properties owned by it or the operation of its business as currently conducted makes such licensing or qualification necessary. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of South Carolina and has the requisite limited liability company power and authority to execute, deliver and perform this Agreement and all of the other agreements and instruments to be made by Seller pursuant hereto (collectively, the “Seller Ancillary Agreements”) and to consummate the transactions contemplated hereby and thereby.

(b)    The Equity Interests (i) constitute all of the outstanding equity interests of the Acquired Companies, (ii) are owned directly, beneficially and of record by Seller as set forth on Schedule 3.1(b), in each case free and clear of all Liens other than restrictions on transfer under the Securities Act or any applicable state securities law and (iii) are duly authorized, validly issued, fully paid and nonassessable. Upon consummation of the Closing, Buyer shall own all of the Equity Interests, free and clear of all Liens other than restrictions on transfer under the Securities Act or any applicable state securities law and Liens resulting from actions of Buyer. Other than the Equity Interests, there are no issued, reserved for issuance or outstanding (w) equity interests in, other securities of or other ownership interests in any Acquired Company, (x) securities of any Acquired Company convertible into or exchangeable for equity interests in, other securities of or other ownership interests in any Acquired Company, (y) warrants, calls, options or other rights to acquire from any Acquired Company, or other obligations of any Acquired Company to issue, any equity interests in, other securities of or other ownership interests in such Acquired Company or securities directly or indirectly convertible into or exercisable or exchangeable for equity interests in, other securities of or other ownership interests in any Acquired Company or (z) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any equity interests in, other securities of or other ownership interests in any Acquired Company. There are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Equity Interests. The Equity Interests were issued in compliance with applicable Laws. The Equity Interests were not issued in violation of the Organizational Documents of any Acquired Company or any other Contract to which Seller or any Acquired Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

(c)    None of the Acquired Companies owns, or has any interest in, any equity interests in, other securities of or other ownership interests in any other Person.

3.2    Authorization. The execution, delivery and performance of this Agreement and the Seller Ancillary Agreements by Seller and, as applicable, the Acquired Companies, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary limited liability company action of Seller and the Acquired Companies and their respective directors, officers, managers and members and do not require any further authorization or consent of Seller or any of the Acquired Companies or their respective directors, officers, managers or members. This Agreement is, and each Seller Ancillary Agreement when executed and delivered by Seller and the other parties thereto will be, a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except in each case as such enforceability may be limited by the Enforceability Exceptions.

3.3    No Conflicts. The execution, delivery and performance by Seller of this Agreement and the Seller Ancillary Agreements and the consummation by Seller of the transactions contemplated hereby or thereby does not and will not, with or without notice or the passage of time (a) violate the Organizational Documents of Seller or any of the Acquired Companies, (b) violate, or result in the creation of any Lien under, any Law, Permit, or Governmental Order to which Seller or any Acquired Company or Station is subject, (c) except as set forth on Schedule 3.3(c), result in a breach of, event of default or the creation of any Lien under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, or require any consent or notice under, any Material Contract,
(d)require the consent or approval of, material notice to, or a material filing by Seller or any Acquired Company with, any Governmental Entity except for and in connection with the Governmental Consents or
(e)except as set forth on Schedule 3.3(e), require the consent or approval of, or notice to, any third Person (other than a Governmental Entity or under a Material Contract), except, in the case of the foregoing clause (e), as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

3.4    FCC and Programming Distribution Matters.

(a)    Schedule 3.4(a) sets forth a true and complete list of the FCC Licenses and the holders thereof and any Antenna Structure Registration associated with an FCC License for a Station, digital Class A television station, digital low power television station and digital television translator station.

(i)    The FCC Licenses include all of the material FCC authorizations that the Acquired Companies are required by the FCC to hold for the operation of the Stations as currently operated.

(ii)    The FCC Licenses are in effect in accordance with their respective terms and have not been revoked, suspended, canceled, rescinded or terminated, and have not expired. Except as set forth on Schedule 3.4(a)(ii), the FCC Licenses (A) have been issued for the full terms customarily issued by the FCC for the respective type and class of each such FCC License and (B) are not subject to any adverse condition outside the ordinary course, except for those conditions appearing on the face of the FCC Licenses and conditions generally applicable to the type and class of each of such FCC Licenses.

(iii)    An Antenna Structure Registration is on file with the FCC for each FCC License for a Station, Class A television station, digital low power television station and digital television translator station for which such registration is required under the Communications Laws, and the coordinates listed on each such Antenna Structure Registration are consistent with its associated FCC License in accordance with the Communications Laws.

(b)    Except as set forth in Schedule 3.4(b), (i) the Acquired Companies have operated each of the Stations in compliance in all material respects with the Communications Laws and the FCC Licenses and have paid or caused to be paid all FCC regulatory fees due in respect to each of the FCC Licenses and (ii) all material registrations and reports required to have been filed with the FCC relating to the FCC Licenses have been filed. Except as set forth on Schedule 3.4(b) and, except for random selection for EEO audit or complaints and other matters pending at the FCC as to which no notice has been given to an Acquired Company, there is not pending, nor, to Seller’s knowledge, threatened, any Action by or before the FCC to revoke, suspend, cancel, rescind or adversely modify any of the Station Licenses (other than proceedings to amend FCC rules of general applicability to commercial full-power, low power television, television translator, and Class A television broadcast stations), nor is there issued or outstanding, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability, or order of forfeiture against the Station Licenses or the Acquired Companies with respect to the Station Licenses that would reasonably be expected to result in any such action. Except as set forth on Schedule 3.4(b) and except for proceedings affecting, respectively, commercial full-power, low power television, television translator, or Class A television broadcast stations generally and random selection for EEO audit or complaints and other matters pending at the FCC as to which no notice has been given to an Acquired Company, there are no material applications, petitions, proceedings or other material Actions or complaints pending or, to Seller’s knowledge, threatened before the FCC against the Station Licenses.

(c)    Neither Seller nor any Acquired Company is required to obtain a waiver of or exemption from any provision of the Communications Laws, with respect to Seller or any Acquired Company for the FCC Consent to be obtained.

(d)    Except as set forth on Schedule 3.4(d), none of the Acquired Companies is a party to any outstanding local marketing agreement, time brokerage agreement, joint sales agreement or other similar agreement (collectively, a “Sharing Agreement”). Schedule 3.4(a) separately identifies each Sharing Agreement Station License. Except as may be set forth on Schedule 3.4(a) or 3.4(d), (i) the list of Sharing Agreement Station Licenses in Schedule 3.4(a) includes all of the material licenses and permits required by the FCC for operation of the Sharing Agreement Station as currently operated, (ii) the representations in Section 3.4(a)(ii) in respect of the FCC Licenses are likewise true and correct in respect of the Sharing Agreement Station Licenses and (iii) except for random selection for EEO audit or complaints and other matters pending at the FCC as to which no notice has been given to an Acquired Company, there is not pending, nor, to Seller’s knowledge, threatened, any Action by or before the FCC to revoke, suspend, cancel, rescind or adversely modify the Sharing Agreement Station Licenses (other than proceedings to amend FCC rules of general applicability to commercial full-power stations and proceedings affecting those stations generally).

(e)    Schedule 3.4(e) contains (i) a list of all retransmission consent agreements or any other carriage agreement with multi-channel video programming distributors, including cable systems, telephone companies and direct broadcast satellite systems (together, “MVPDs”), with more than 10,000 subscribers within the Market of any Station, and (ii) a list of the MVPDs that, to Seller’s knowledge, carry any Station and have more than 10,000 subscribers with respect to each such Station outside such Station’s Market. Seller or an Acquired Company (i) has entered into a retransmission consent agreement or other carriage agreement with respect to each MVPD with more than 10,000 subscribers within the Market for any such Station and (ii) has made a timely election for retransmission consent, pursuant to FCC rules, for the current must-carry/retransmission consent election cycle for each Station with respect to each MVPD with more than 10,000 subscribers in such Station’s Market. To Seller’s knowledge, no market modification proceeding is pending at the FCC with respect to any Station. Since January 1, 2018, except as set forth on Schedule 3.4(e), (x) no headend with more than 10,000 subscribers covered by an MVPD in any Market of any Station has provided written notice to Seller or to any Acquired Company of any material signal quality issue or has failed to respond to a request for carriage or, to Seller’s knowledge, has sought any form of relief from carriage of a Station from the FCC and (y) neither Seller nor any Acquired Company has received any written notice (1) from any MVPD with more than 10,000 subscribers in the Market of a Station of such MVPD’s intention to delete such Station from carriage or to change such Station’s channel position or (2) of a petition seeking FCC modification of any Station’s Market.

3.5    Taxes. Except as set forth on Schedule 3.5:

(a)    All Income Tax and other material Tax Returns required to be filed by (i) the Acquired Companies and (ii) by Seller with respect to the Business, have been filed with the appropriate Taxing Authority, and all such Tax Returns are true, correct and complete in all material respects. Except for Taxes contested in good faith by appropriate proceedings and adequately reserved for on the Interim Balance Sheet, all material Taxes due and payable by (A) the Acquired Companies and (B) by Seller with respect to the Business, have been paid and will, to the extent due on or before the Closing Date, continue to be paid in full, including all installments or prepayments of Taxes due on or before the Closing Date. There are no Liens for Taxes upon any of the assets of the Acquired Companies, except for Permitted Liens. None of Seller (with respect to the Business) or the Acquired Companies currently is the beneficiary of any extension of time to file any Tax Return to a date later than the Closing Date.

(b)    There is no Action pending against (i) the Acquired Companies or (ii) Seller with respect to the Business, in each case, relating to Taxes or Tax Returns in respect of the Business or the assets of the Acquired Companies, and, to Seller’s knowledge, no such proceeding has been threatened against (A) the Acquired Companies or (B) Seller with respect to the Business, by any Taxing Authority relating to Taxes or Tax Returns in respect of the Business or the assets of the Acquired Companies. Except for Taxes contested in good faith by appropriate proceedings and adequately reserved for on the Interim Balance Sheet, there is no Tax assessment or deficiency asserted against Seller with respect to the Business or any of the Acquired Companies that has not been paid. Neither any of the Acquired Companies nor Seller has waived any statute of limitations in respect of Taxes nor agreed to any extension of time with respect to a Tax assessment or deficiency, in each case (1) with respect to the assets of any of the Acquired Companies and (2) which has not expired.

(c)    Neither Seller nor any of the Acquired Companies is a party to or bound by any Tax sharing agreement or similar arrangement with any third party (other than this Agreement and any Ordinary Commercial Agreement).

(d)    Neither Seller with respect to the Business nor any Acquired Company has received any written claim that (i) has not been finally settled or otherwise finally resolved and (ii) was made by a Taxing Authority in a jurisdiction in which any of Seller or any of the Acquired Companies do not file Tax Returns, that Seller or any such Acquired Company is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(e)    Each Acquired Company is and, at all times since the consummation of the Restructuring has been, disregarded as an entity separate from Seller for U.S. federal income tax purposes. Seller is and, since the consummation of the Restructuring has been, treated as a partnership for U.S. federal income tax purposes.

(f)    All material Taxes required to be withheld by (i) any of the Acquired Companies or (ii) Seller with respect to the Business, in connection with any amounts paid or owing to any employee, independent contractor, creditor, equity holder or other third party, have been withheld and either paid to the respective Taxing Authority or set aside in accounts for such purpose. For employment Tax purposes, Seller, with respect to the Business, and the Acquired Companies are in compliance in all material respects with applicable Laws with respect to classifying individuals performing services for the Business as employees or independent contractors.

(g)    Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(h)    No Acquired Company has any liability for the Taxes of any Person (i) under Treasury regulation Section 1.1502-6 (or any analogous provision of state, local or foreign Tax Law),
(ii)as a transferee or successor, or (iii) by Contract (other than any Ordinary Commercial Agreement).

(i)    Neither Seller nor any Acquired Company is or has been a party to any “listed transaction” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4(b)(2).

(j)Neither Seller (with respect to the Business) nor any of the Acquired Companies has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and a foreign country), or otherwise been subject to taxation in any country other than the country of its formation.

(k)Neither Seller nor any of the Acquired Companies uses the cash receipts and disbursements method of accounting for federal or applicable state, local or foreign Tax purposes.

(l)None of the Acquired Companies owns an interest, directly or indirectly, in any joint venture, partnership, limited liability company, association, or other entity that is treated as a partnership for U.S. federal, state or local Income Tax purposes

(m)No Employee Plan provides for any payment by any of the Acquired Companies that would result in the payment of any compensation or other payments that would not be deductible under the terms of Section 280G of the Code after giving effect to the transactions contemplated hereby.

(n)Each Employee Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code), either has been maintained, in form and operation, in compliance in all material respects with the requirements of Section 409A of the Code and applicable guidance issued thereunder or is eligible to be excluded from the requirements of Section 409A of the Code by reason of the short term deferral rule of such provisions. Neither Seller nor any Acquired Company has any obligation to gross-up or indemnify any individual with respect to any Tax imposed under Section 409A(a)(1)(B) of the Code.

3.6    Tangible Personal Property.

(a)    Schedule 3.6(a) contains a list of all items of equipment, transmitters, antennas, cables, towers, vehicles, furniture, fixtures, spare parts and other tangible personal property of every kind and description with an original value in excess of $50,000 owned, used or held for use by any of the Acquired Companies (together with all other personal property and other assets reflected in the Financial Statements or acquired after the Balance Sheet Date other than such other properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date and otherwise in compliance with this Agreement, the “Tangible Personal Property”).

(b)    Except as set forth on Schedule 3.6(b), immediately prior to the Closing, the Acquired Companies will have good and valid title to, or a valid and enforceable leasehold interest in or license to, all of the Tangible Personal Property, in each case free and clear of all Liens (other than Permitted Liens).

(c)    Except as set forth on Schedule 3.6(c), all material items of Tangible Personal Property are in operating condition, ordinary wear and tear excepted, and have been maintained in accordance with standard industry practice. None of such material items of Tangible Personal Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

(d)    No Person other than an Acquired Company has any rights in any of the Tangible Personal Property, whether by ownership, lease, sublease, license or other otherwise, other than set forth on Schedule 3.6(d).

3.7    Real Property.

(a)    Schedule 3.7(a) contains a list of all real property (including any appurtenant easements, buildings, structures, fixtures and other improvements thereon) that is owned in fee simple by any of the Acquired Companies, indicating the owner and location thereof (collectively, the “Owned Real Property”).

(b)    Schedule 3.7(b) contains a list of all Contracts (collectively, “Real Property Leases”) pursuant to which any Acquired Company leases, licenses or sublicenses real property (including any appurtenant easements, buildings, structures, fixtures and other improvements thereon) (collectively, the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) as lessee, sublessee, licensee or sublicensee, as applicable. The Acquired Company identified on Schedule 3.7(b) has a valid leasehold interest in the Leased Real Property indicated on Schedule 3.7(b) as being leased by such Acquired Company. Except as set forth on Schedule 3.7(b), neither Seller nor any Acquired Company has pledged, mortgaged or otherwise granted any Lien on its leasehold interest in any Leased Real Property. There are no oral agreements regarding the use or occupancy of any Real Property.

(c)    The Acquired Company identified on Schedule 3.7(a) has good and marketable fee simple title to the Owned Real Property indicated on Schedule 3.7(a) as being owned by such Acquired Company, in each case free and clear of Liens, other than Permitted Liens. Except as set forth on Schedule 3.7(c), no Acquired Company is obligated under, nor is a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any of the Owned Real Property or any portion thereof or interest therein.

(d)    With respect to the Real Property, there is no (i) pending or, to Seller’s knowledge, threatened condemnation, eminent domain or taking proceeding or (ii) to Seller’s knowledge, private restrictive covenant or governmental use restriction (including zoning) on all or any portion of the Real Property that prohibits or materially interferes with the current use of the Real Property in the Business.

(e)    The use and operation of the Real Property in the conduct of the Business do not violate in any material respect any Law or Material Contract. Except as set forth on Schedule 3.7(e), neither Seller nor any Acquired Company, within the past two (2) years, has received any written notice of any violation of any Law affecting any Real Property or any Acquired Company’s use thereof.

(f)    Within the past two (2) years, neither Seller nor any Acquired Company has received any written notice of any existing plan or study by any Governmental Entity or by any other Person that challenges or otherwise adversely affects (or would be reasonably expected to adversely affect) the continuation of the use or operation of any Real Property and Seller has no knowledge of any such plan or study with respect to which it has not received written notice.

(g)    Except as set forth in the Revenue Leases listed on Schedule 3.7(g), (i) there is no Person in possession of any Owned Real Property other than an Acquired Company and (ii) no Acquired Company is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy, or enjoyment of any Leased Real Property.

(h)    Except as identified in Schedule 3.7(h), no Person has any right to acquire any interests in any of the Owned Real Property.

(i)    No material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than any Acquired Company.

(j)    The Real Property is sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitutes all of the real property necessary to conduct the Business as currently conducted.

3.8    Contracts.

(a)    Schedule 3.8(a) sets forth a true and complete list of the following Contracts to which any Acquired Company is a party, beneficiary or bound or that is otherwise applicable to the Business and to which Seller or any of its other Affiliates is a party or bound:

(i)    any Contract under which the aggregate payments or receipts (A) for the past twelve (12) months exceeded, or for the following twelve (12) months is reasonably expected to exceed, $100,000 or (B) exceed $200,000 over the remaining term of such Contract;

(ii)    any Contract under which payments by or obligations of any Acquired Company will be increased, accelerated or vested by the occurrence (whether alone or in conjunction with any other event) of any of the transactions contemplated by this Agreement, or under which the value of the payments by or obligations of any Acquired Company will be calculated on the basis of any of the transactions contemplated by this Agreement, whether pursuant to a change in control or otherwise;

(iii)    any Contract for Program Rights that involves aggregate payments or receipts in excess of $100,000 over the remaining term of such Contract;

(iv)    any network affiliation agreement;

(v)    any retransmission consent agreement with any MVPD with more than 10,000 subscribers in any Market of any Station;

(vi)    any Contract that relates to an ownership interest in any corporation, partnership, joint venture or other business enterprise or other entity or that otherwise involves a sharing of profits, losses, costs or liabilities with any other Person;

(vii)    any Real Property Lease;

(viii)    any Contract that relates to the guarantee (whether absolute or contingent) by any Acquired Company of (x) the performance of any other Person or (y) the whole or any part of the Indebtedness or liabilities of any other Person;

(ix)    any Contract that contains any power of attorney authorizing the incurrence of an obligation on the part of any Acquired Company;

(x)    any Contract that creates any partnership or joint venture or relates to the acquisition, issuance or transfer of any securities;

(xi)    any Contract that limits or restricts (x) where or when any Acquired Company may conduct business, (y) the type or line of business (current or future) in which any Acquired Company may engage or (z) any acquisition of assets or stock or other equity interests (tangible or intangible) by any Acquired Company;

(xii)    any Contract that relates to (A) Indebtedness of any of the Acquired Companies or (B) the provision of any security, offset or other similar arrangement by or on behalf of any Acquired Company;

(xiii)    any Contract that grants any Person an option or a right of first refusal, right of first offer or similar preferential right to purchase or acquire any equity interest in, or assets of, any Acquired Company;

(xiv)    any Contract involving the purchase or sale of Real Property that has not closed as of the date hereof;

(xv)    any Contract that contains outstanding earn-out, deferred or contingent purchase price or similar contingent payment obligations;

(xvi)    any Contract entered into in the last three years (A) relating to the acquisition or disposition of any material portion of the Business (whether by merger, sale of stock or other equity interests, sale of assets or otherwise) or (B) that relates to the acquisition or disposition of any other business or the equity or assets of any other Person (whether by merger, sale of stock or other equity interests, sale of assets or otherwise);

(xvii)    any executory Contract involving construction, architecture, engineering or other agreements relating to construction projects, in each case that involve payments in excess of
$100,000, and any other executory Contract for capital expenditures in excess of $100,000 for any single item and $200,000 for any project consisting of multiple items;

(xviii)    any Contract involving compensation to any Station Employee, or independent contractor or consultant engaged to perform services for the Business, in each case in excess of $150,000 per year; provided, however, that for purposes of this Section 3.8(a)(xviii), the term Contract shall not include at-will Contracts or Contracts that are terminable upon 30 days’ notice, in either case, without penalty or additional payment;

(xix)    any Contract with a Governmental Entity;

(xx)    any Contract relating to the use of a Station’s digital bit stream other than in connection with broadcast television services;

(xxi)    any Contract that requires any Acquired Company to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions;

(xxii)    other than this Agreement and any Ordinary Commercial Agreement, any Contract that provides for the assumption of any Tax or environmental liability by any Acquired Company of any Person;

(xxiii)    any Contract between or among any Acquired Company, on the one hand, and Seller or any Affiliate of Seller (other than any Acquired Company), on the other hand;

(xxiv)    any Contract that involves any resolution or settlement of any actual or threatened material Action since January 1, 2016;

(xxv)    any collective bargaining agreement or Contract with any union, works council or labor organization; and

(xxvi)    excluding Contracts for Program Rights, any license, sublicense, consent to use agreement, settlement, coexistence agreement, covenants not to sue, waiver, release, permission and other Contracts relating to Intellectual Property that is licensed to or by any of the Acquired Companies and material to the Business as currently conducted (“IP Agreements”).

The Contracts required to be disclosed pursuant to this Section 3.8(a) are, collectively with the Revenue Leases, referred to herein as the “Material Contracts”.

(b)    Each of the Material Contracts is in full force and effect and is binding and enforceable in accordance with its terms upon the Acquired Companies and, to Seller’s knowledge, the other parties thereto, subject in each case to the Enforceability Exceptions. The Acquired Companies have performed their respective obligations under each of the Material Contracts in all material respects and are not in breach or default thereunder in any material respect, and to Seller’s knowledge, no other party to any of the Material Contracts is in breach or default thereunder in any material respect. None of Seller or any of the Acquired Companies has provided or received any written notice of any intention to terminate any Material Contract. Complete and correct copies of each Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer.

3.9    Environmental. Except as set forth on Schedule 3.9, (a) each Acquired Company is and has been in compliance in all material respects with all Environmental Laws applicable to the Stations, the Business or the Real Property, which compliance includes obtaining, maintaining and complying in all material respects with all Permits, licenses or other authorizations required by Environmental Law, (b) no Actions are pending or, to Seller’s knowledge, threatened against Seller, any Acquired Company, the Stations or the Real Property alleging a violation of or liability under Environmental Laws or arising from or related to electromagnetic spectrum pollution or emissions generated by or originating from any of the Stations or otherwise related to the operation of the Business, (c) no conditions exist at the Stations or any Real Property that would reasonably be expected to result in the owner or operator of the Stations or the Real Property incurring material liability under Environmental Laws, (d) there has been no Release of Hazardous Materials at, from, to, on or under any Real Property in contravention of Environmental Law, and (e) during the last five (5) years from the date hereof, none of Seller or any of the Acquired Companies has received any written request for information, written notice of violation or other written communication from any Governmental Entity alleging a violation of or liability under any Environmental Law. There are no underground storage tanks at the Owned Real Property or, to Seller’s knowledge, at the Leased Real Property. Seller has made available to Buyer copies of all environmental assessments, audits, investigations or other similar environmental reports relating to the Real Property or the operation of the Business that are in the possession or control of Seller or any of its Affiliates.

3.10    Intangible Property.

(a)    Schedule 3.10(a) contains a true and complete list or description of (i) all Intellectual Property that is owned by any of the Acquired Companies and registered or the subject of an application for registration with any Governmental Entity or authorized private registrar (collectively, the “Registered IP”) and (ii) all other Intellectual Property that is owned by any of the Acquired Companies and material to the Business as currently conducted (collectively with the Registered IP, the “Owned Intangible Property”). All required filings and fees related to the Registered IP have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all Registered IP is otherwise in good standing. For purposes of this Section 3.10, “Licensed IP” shall mean Intellectual Property licensed to any of the Acquired Companies and used in the operation of the Business; and “Intangible Property” shall mean the Owned Intangible Property and the Licensed IP.

(b)    Except as set forth on Schedule 3.10(b), (i) no Acquired Company’s use of the Intangible Property infringes upon, misappropriates or otherwise violates any third party’s Intellectual Property in any respect, (ii) to Seller’s knowledge, none of the Owned Intangible Property is being infringed or misappropriated by any third party, (iii) no Owned Intangible Property or Acquired Company is the subject of any pending or, to Seller’s knowledge, threatened Action claiming infringement, misappropriation or other violation of any third party’s Intellectual Property, (iv) in the past two (2) years, neither Seller nor any Acquired Company has received any written claim asserting that its use of any Intangible Property is unauthorized or violates, misappropriates or infringes upon the Intellectual Property of any third party or challenging the ownership, use, validity or enforceability of any Owned Intangible Property and (v) the Acquired Companies are the sole and exclusive legal and beneficial owners of the Owned Intangible Property and have the valid and enforceable right to use the Licensed IP in the manner in which such Licensed IP is currently being used or as is necessary for the conduct of the Business as currently conducted, in each case free and clear of Liens other than Permitted Liens.

(c)    The computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems that are owned, used or held for use by any of the Acquired Companies ("Company Systems") are reasonably sufficient for the immediate needs of the Business. Except as set forth on Schedule 3.10(c), in the past eighteen (18) months, there has been no unauthorized access, use, intrusion, or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any Company Systems that has caused or would reasonably be expected to cause any: (i) substantial disruption of or interruption in or to the use of such Company Systems or the conduct of the Business; (ii) material loss, destruction, damage, or harm of or to any Acquired Company or its Stations, operations, personnel, property, or other assets; or (iii) material liability of any kind to any Acquired Company.

3.11    Employees; Labor Matters; Employee Benefit Plans.

(a)    Except as set forth on Schedule 3.11(a), each Acquired Company has complied in all material respects with all applicable labor and employment Laws, including those which relate to wages, hours, independent contractors, employee classifications, overtime compensation, collective bargaining, pay equity, retaliation, reasonable accommodation, disability rights or benefits, immigration, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, vacation, leaves of absence, rights of recall, paid sick leave and unemployment insurance, terms and conditions of employment, discrimination in employment and collective bargaining, equal opportunity, harassment, immigration, workers’ compensation, unemployment compensation, occupational health and safety and the collection and payment of withholding. Except as set forth on Schedule 3.11(a), no Action is pending or, to Seller’s knowledge threatened against Seller (with respect to the Business or any Station Employee) or any Acquired Company alleging any violation of or liability under any labor or employment Laws. Except as set forth on Schedule 3.11(a), since January 1, 2018, there has been no unfair labor practice complaint or charge against any Acquired Company pending or, to Seller’s knowledge, threatened before the National Labor Relations Board, any state labor relations board or any court or tribunal, nor has any written complaint pertaining to any such charge or potential charge been delivered to Seller or any Acquired Company. Except as set forth on Schedule 3.11(a), there is no strike, dispute, request for representation, slowdown, picketing or stoppage pending or, to Seller’s knowledge, threatened in respect of any Acquired Company nor has any such event occurred within the last 12 months. Except as set forth on Schedule 3.11(a), no Acquired Company is a party to any collective bargaining, union or similar agreement with respect to its respective Station Employees, and to Seller’s knowledge, no union represents or claims to represent such Station Employees.

(b)    Schedule 3.11(b) sets forth a list, as of the date hereof, of all employees of the Acquired Companies (the “Station Employees”), including the current rate of compensation, employment status (i.e., active, disabled, on authorized leave), department, title, and whether full-time or part-time. Two weeks prior to the Closing Date, Seller shall deliver to Buyer an updated Schedule 3.11(b) containing a true and correct list of the foregoing information for the Station Employees hired following the date hereof. Other than corporate personnel of Seller providing tax, human resources, accounting, finance, IT, risk management and legal compliance services, no individuals employed by Seller or any of their Affiliates (other than the Acquired Companies) provide services to or on behalf of the Stations or the Business. For purposes of applicable labor and employment Laws, Seller, with respect to the Business, and the Acquired Companies are in compliance in all material respects with such Laws with respect to classifying individuals performing services as employees or independent contractors.

(c)    Schedule 3.11(c) contains a list setting forth each employee benefit plan, program or arrangement currently sponsored, maintained or contributed to by any Acquired Company or any ERISA Affiliate, or with respect to which an Acquired Company or any ERISA Affiliate has or may have any actual or contingent liability or obligation (including any such obligations under any terminated plan or arrangement), including employee benefit plans, as defined in Section 3(3) of ERISA, Multiemployer Plans, deferred compensation plans, stock option or other equity compensation plans, stock purchase plans, phantom stock plans, bonus plans, fringe benefit plans, life, health, dental, vision, hospitalization, disability and other insurance plans, employee assistance program, severance or termination pay plans and policies, and sick pay and vacation plans or arrangements, whether or not described in Section 3(3) of ERISA. Each and every such plan, program, agreement or arrangement shall constitute an “Employee Plan” hereunder. Except as set forth on Schedule 3.11(c), Seller is the sponsor (within the meaning of Section 3(16)(B) of ERISA) of every such Employee Plan and no Acquired Company is a plan sponsor of any Employee Plan.

(d)    Except as set forth on Schedule 3.11(d), with respect to each Employee Plan: (i) each has been established and is being operated in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code; (ii) no Actions or disputes are pending, or to Seller’s knowledge, threatened (other than routine claims for benefits); (iii) no audits, inquiries, reviews, proceedings, claims, or demands are pending with any Governmental Entity; (iv) to Seller’s knowledge, there are no facts which could give rise to any liability in the event of any such investigation, claim, Action, audit, review, or other proceeding; (v) all premiums, contributions, or other payments required to have been made by Law or under the terms of any Employee Plan or any Contract or agreement relating thereto have been made; (vi) all material reports, returns and similar documents required to be filed with any Governmental Entity or distributed to any plan participant have been duly and timely filed or distributed; and (vii) to Seller’s knowledge, no “prohibited transaction” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(e)    Each Acquired Company, each ERISA Affiliate and each Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) (i) is currently in compliance in all material respects with the Patient Protection Affordable Care Act, Pub. L. No. 111-148 (“ACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively, with ACA and HCERA, the “Health Care Reform Laws”) and (ii) has been in compliance in all material respects with all Health Care Reform Laws since March 23, 2010, in the case of each of clauses (i) and (ii), to the extent the Health Care Reform Laws are applicable thereto. No Acquired Company, no ERISA Affiliate and no Health Plan has incurred (and, to Seller’s knowledge, nothing has occurred, and no condition or circumstance exists, that could reasonably be expected to subject any Acquired Company, any ERISA Affiliate or any Health Plan to) any penalty or excise Tax under Code Section 4980D, 4980H or 4980I or any other provision of the Health Care Reform Laws.

(f)    Seller and its ERISA Affiliates do not maintain any Employee Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in compliance in all material respects with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986. Seller and all Acquired Companies are not subject to any liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation.

(g)    Except as set forth on Schedule 3.11(g), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall: (i) result in the acceleration of the time of payment or vesting or creation of any rights of any current or former employee, manager, director or consultant to compensation or benefits under any Employee Plan or otherwise that would be payable by any Acquired Company or Buyer; (ii) result in any payment becoming due (for severance or termination pay or otherwise), or increase the amount of any compensation due, in each case, from any Acquired Company or Buyer to any current or former employee, manager, director or consultant of the Acquired Companies; or (iii) increase any benefits otherwise payable under any Employee Plan.

(h)    Except as set forth on Schedule 3.11(h), (i) none of the Acquired Companies contributes to, has ever been required to contribute to, or has any liability or obligation to, any Multiemployer Plan and (ii) no Employee Plan is (w) subject to Section 412 of the Code or Title IV of ERISA, (x) is a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, (y) is a “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA, or (z) provides group health or death benefits following termination of employment, other than to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or by a comparable state Law (“COBRA”). With respect to any Multiemployer Plans set forth on Schedule 3.11(h): (A) all contributions required to be made with respect to employees of the Acquired Companies have been timely paid; (B) neither any of the Acquired Companies nor any ERISA Affiliate has withdrawn, partially withdrawn, or received any notice of any claim or demand for withdrawal liability or partial withdrawal liability against any of them; (C) no such plan is (or is reasonably expected to be) insolvent or in reorganization and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists or is reasonably expected to exist with respect to any such plan nor any such plan is or reasonably expected to be “at-risk” under Section 430 of the Code; and (D) neither any of the Acquired Companies nor any ERISA Affiliate has any actual or contingent liability under Section 4204 of ERISA.

(i)    Except as set forth in Schedule 3.11(i), neither Seller nor any Acquired Company has any current obligation under any Employee Plan to provide (whether now or in the future) post- employment (i) health, life or other welfare benefits other than required under Section 4980B of the Code or any similar applicable Law or (ii) severance, separation, termination, change in control, or non-qualified deferred compensation benefits or notice or pay in lieu thereof.

(j) Each Health Plan that is required to be terminated effective as of Closing, as specified in Section 6.4(g), may be terminated as described in Section 6.4(g) without penalty or the incurrence of damages or claim for breach of contract.

3.12    Insurance. Schedule 3.12 lists (a) all insurance policies maintained by Seller or any of its Affiliates (including the Acquired Companies) covering any of the Acquired Companies (or any of their respective employees, officers, directors or managers), the Stations or the Business and (b) the coverages of such policies as of the date of this Agreement. All such policies are (and will remain until the Closing) in full force and effect. Except as listed on Schedule 3.12, there is no material claim pending under any such insurance policy relating to any Acquired Company or the Business, nor is there any claim thereunder as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy or in respect of which there is an outstanding reservation of rights. Neither Seller nor any of its Affiliates (including the Acquired Companies) has received any written notice of termination or cancellation of, premium increase with respect to, or alteration of coverage under, any of such insurance policies. None of Seller or any of its Affiliates (including the Acquired Companies) is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such insurance policy. Such insurance policies are sufficient for the Acquired Company’s compliance in all material respects with all applicable Laws and Material Contracts that require an Acquired Company to maintain insurance. True and complete copies of such insurance policies, together with copies of all policy endorsements, have been made available to Buyer. Seller has made available to Buyer the claim loss history for the past three full calendar years for claims occurring under each such insurance policy.

3.13    Compliance with Law; Permits. Apart from those matters of compliance with the Communications Laws, program distribution, and FCC Licenses that are addressed in Section 3.4,

(a)    except as set forth on Schedule 3.13(a), (i) each of the Acquired Companies has complied, and is complying, in all material respects with all applicable Laws and Governmental Orders and (ii) there are no Actions pending or, to Seller’s knowledge, threatened against any Acquired Company with respect to any material violation of such Laws or Governmental Orders, except for those affecting the television broadcast industry as a whole; and

(b)    except as set forth on Schedule 3.13(b), (i) each of the Acquired Companies holds all material licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities necessary for the conduct of the Business as currently conducted (collectively but excluding the FCC Licenses, the “Permits”), (ii) all such Permits are valid and in effect in accordance with their respective terms, (iii) each of the Acquired Companies is in compliance in all material respects with the terms of all Permits, (iv) there is no Action pending or, to Seller’s knowledge, threatened regarding the suspension, revocation, or cancellation of any Permits, and (v) all fees and charges with respect to such Permits have been paid in full.

3.14    Litigation; Orders.

(a)    Apart from those matters of compliance with the Communications Laws, program distribution, and FCC Licenses that are addressed in Section 3.4 and except as set forth on Schedule 3.14(a), there is no Action pending or, to Seller’s knowledge, threatened (i) against or by any of the Acquired Companies affecting or relating to any of the Stations or any of its other properties or assets (or by or against Seller or any Affiliate thereof and relating to any Acquired Company, any Station or the Business) which would reasonably be expected to result in aggregate damages to all or any of the Acquired Companies in excess of $100,000 or impede, prevent or materially delay Seller’s ability to perform its obligations under this Agreement; or (ii) against or by any Acquired Company, Seller or any Affiliate of Seller that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. All Actions required to be set forth on Schedule 3.14(a) against any Acquired Company are subject to insurance coverage under the insurance policies of Seller or its Affiliates and, to Seller’s knowledge, any Losses arising out of or resulting from such Actions are being, or will be, funded by insurance under such policies.

(b)    Apart from those matters of compliance with the Communications Laws, program distribution, and FCC Licenses that are addressed in Section 3.4 and except as set forth on Schedule 3.14(b), there is no outstanding

Governmental Order against or affecting any Acquired Company or any of its properties or assets except for those affecting the television broadcast industry generally.

3.15    Financial Statements. Schedule 3.15 sets forth copies of the following financial statements from Seller’s internal reporting system relating solely to the Acquired Companies, the Stations and the Business (such financial statements, collectively, the “Financial Statements”): (a) the unaudited balance sheets and statements of operations as of and for the fiscal years ended September 30, 2017 and September 30, 2016 and (b) the unaudited balance sheet (the “Interim Balance Sheet”) and statement of operations as of and for the eleven (11) months ended the Balance Sheet Date. The Financial Statements have been derived from the books and records of Seller and the Acquired Companies and fairly present, in all material respects, the financial position and results of operations of the Acquired Companies, the Stations and the Business as of the dates thereof and for the periods indicated therein in conformity with GAAP (except insofar as such unaudited Financial Statements may omit footnotes and may be subject to normal and recurring year-end adjustments that are not, either individually or in the aggregate, material) and reflect the costs and expenses of conducting the Business, including Seller’s good faith allocations for costs and expenses of services performed for the Acquired Companies by Seller and its Affiliates (other than the Acquired Companies). Each Acquired Company maintains a standard system of accounting established and administered in accordance with GAAP.

3.16    No Undisclosed Liabilities. Except as set forth on Schedule 3.16, the Acquired Companies have no liabilities or obligations of any kind or nature, whether known or unknown, absolute or contingent, accrued or unaccrued which would be required to be disclosed on a balance sheet or in footnotes thereto, in each case prepared in accordance with GAAP, except for (a) liabilities which are reflected or reserved for in the Interim Balance Sheet, (b) current liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date that are not, individually or in the aggregate, material in amount, or (c) liabilities contemplated by this Agreement.

3.17    Absence of Changes. Since October 1, 2017, (a) there has not been any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have, a Material Adverse Effect, and (b) the Acquired Companies, the Stations and the Business have been operated in all material respects in the ordinary course of business consistent with past practice.

3.18    No Brokers. Except for the services of Methuselah Advisors to Seller, for which all of the applicable fees, commissions and expenses shall be paid solely by Seller, no broker, investment banker, finder, financial advisor or other third party has been employed or retained by or on behalf of Seller or any Acquired Company in connection with the transactions contemplated by this Agreement or is or may be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of the Acquired Companies.

3.19    Related Party Transactions. Except as set forth on Schedule 3.19, none of the Acquired Companies is currently a party to any Contract with Seller, any Affiliate of Seller or any member, manager, director, officer or employee of any Acquired Company (other than employment agreements with Station Employees and Employee Plans, in each case listed on the applicable Schedules hereto), Seller or any Affiliate of Seller (collectively, “Related Party Transactions”). Neither Seller nor any Affiliate of Seller (excluding the Acquired Companies), or any current or former member, manager, director, officer or employee of any Acquired Company, Seller or any Affiliate of Seller, (i) owns or leases any material asset or property used in or otherwise relating to the Business or (ii) has borrowed any monies from or has outstanding any Indebtedness or other similar obligation to any Acquired Company.

3.20    All Assets. Except as set forth on Schedule 3.20, Buyer, upon the Closing, will acquire, indirectly through its acquisition of the Acquired Companies at the Closing, all right, title and interest in and to all assets and properties (including all Real Property) used or held for use in the Business or necessary to conduct the Business as conducted prior to Closing, and such assets and properties will constitute all the assets and properties owned, leased or licensed by Seller, any of the Acquired Companies or any Affiliate of Seller and used or held for use in the Business or necessary to conduct the Business in all material respects as conducted prior to Closing.

3.21    Bank Accounts. Schedule 3.21 sets forth the account number and names of authorized signatories with respect to each account maintained by or for the benefit of any Acquired Company at any bank or other financial institution.

ARTICLE 4

BUYER REPRESENTATIONS AND WARRANTIES

Buyer hereby makes the following representations and warranties to Seller as of the date hereof and as of the Closing:

4.1    Organization. Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Buyer has the requisite corporate power and authority to execute, deliver and perform this Agreement and all of the other agreements and instruments to be executed and delivered by Buyer pursuant hereto (collectively, the “Buyer Ancillary Agreements”) and to consummate the transactions contemplated hereby and thereby.

4.2    Authorization. The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by Buyer have been duly authorized and approved by all necessary corporate action of Buyer and its directors and stockholder and do not require any further authorization or consent of Buyer or its directors or stockholder. This Agreement is, and each Buyer Ancillary Agreement when executed and delivered by Buyer and the other parties thereto will be, valid and binding agreements of Buyer, enforceable in accordance with their terms, except in each case as such enforceability may be limited by the Enforceability Exceptions.

4.3    No Conflicts. Except for the Governmental Consents, the execution, delivery and performance by Buyer of this Agreement and the Buyer Ancillary Agreements and the consummation by Buyer of the transactions contemplated hereby or thereby do not and will not, with or without notice or the passage of time (a) violate the Organizational Documents of Buyer, (b) violate in any material respect, or result in the creation of any Lien (other than any Permitted Lien) under, any Law or Governmental Order to which Buyer or its assets are subject, (c) result in a material breach of, or event of default or the creation of any Lien (other than any Permitted Lien) under, any material Contract to which Buyer is a party or to which its assets are subject or (d) require the consent or approval of, or a filing by Buyer with, any Governmental Entity.

4.4    Litigation. There is no Action pending or, to Buyer’s knowledge, threatened against Buyer which would reasonably be expected to adversely affect Buyer’s ability to perform its obligations under this Agreement or the Buyer Ancillary Agreements or otherwise impede, prevent or materially delay the consummation of the transactions contemplated hereby or thereby.

4.5    Qualification.

(a)    With the exception of obtaining continuation/replacement of the existing Station KBZK (formerly KCTZ) satellite waiver, a copy of which is included in Schedule 3.4(a), Buyer is legally, financially and otherwise qualified to acquire the Equity Interests and to own the Acquired Companies and to control and operate the Stations under the Communications Laws, including the provisions relating to media ownership and attribution, foreign ownership and control and character qualifications, and there are no facts or circumstances relating to Buyer that would, under the Communications Laws and the existing procedures of the FCC, disqualify Buyer as the owner and operator of the Stations or as the transferee of control of the Acquired Companies and the FCC Licenses.

(b)    No waiver of or exemption from any provision of the Communications Laws and policies of the FCC is necessary in respect of Buyer for the FCC Consent to be obtained; and there are no facts or circumstances relating to Buyer that would reasonably be expected to (i) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Buyer, (ii) materially delay or impede obtaining the FCC Consent or (iii) cause the FCC to impose a material condition or conditions on its granting of the FCC Consent.

4.6    Projections and Other Information. Buyer acknowledges that, with respect to any estimates, projections, forecasts, business plans, budget information and similar documentation or information relating to the Acquired Companies, the Stations, the Business and the transactions contemplated hereby that Buyer has received from Seller, any Acquired Company or any of their respective Affiliates or advisors and that is not documentation or information with respect to which Seller makes any representation, warranty, covenant or other agreement in this Agreement, (a) Buyer is not relying on such documentation in making its determination with respect to signing this

Agreement or completing the transactions contemplated hereby, (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (c) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts, plans and budgets so furnished to it and (d) except for a claim of fraud, Buyer will not assert any claim against Seller, the Acquired Companies, their respective Affiliates or any of its or any of their respective directors, officers, members, managers, employees, Affiliates or representatives, or hold Seller, the Acquired Companies or any such Persons liable, with respect thereto. Buyer acknowledges that none of Seller, the Acquired Companies nor any of their respective Affiliates, nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Acquired Companies, the Stations, the Business or the transactions contemplated by this Agreement except for the representations and warranties of Seller set forth in this Agreement. Except in the case of fraud or a breach of any of the representations, warranties, covenants or other agreements of Seller set forth herein with respect to any such information, none of Seller, the Acquired Companies, any of their respective Affiliates nor any other Person will have or be subject to any liability to Buyer resulting from the distribution to Buyer or its representatives or Buyer’s use of, any such information, including any confidential memoranda distributed on behalf of Seller or the Acquired Companies relating to the Acquired Companies or other publications or data room information provided to Buyer or its representatives, or any other document or information in any form provided to Buyer or its representatives in connection with the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Section 4.6 will in any way limit Buyer’s rights (including under Section 8.1(a) and ARTICLE 10) with respect to the representations and warranties of Seller in ARTICLE 3.

4.7    Sufficient Funds. Buyer currently has or has the ability to obtain, and will have as of the Closing Date, sufficient funds available to pay the Purchase Price in full.

4.8    No Brokers. No broker, investment banker, financial advisor or other third party has been employed or retained by Buyer in connection with the transactions contemplated by this Agreement or is or may be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

4.9    Securities Laws. Buyer is an “accredited investor” within the meaning of regulation D of the Securities Act of 1933, as amended (the “Securities Act”), with such knowledge and experience in financial and business matters as are necessary in order to evaluate the merits and risks in an investment in the Equity Interests. The Equity Interests to be acquired by Buyer pursuant to this Agreement shall be acquired for Buyer’s own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities Laws. Buyer is able to bear the economic risk of its investment in the Equity Interests for an indefinite period of time and acknowledges that the Equity Interests have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

ARTICLE 5

CERTAIN COVENANTS

5.1    Seller’s Covenants. Between the date hereof and the Closing, except (a) as contemplated in this Agreement, (b) as contemplated by Schedule 5.1, or (c) as required by applicable Law, unless Buyer otherwise consents in writing, which consent shall not be unreasonably withheld, conditioned or delayed, Seller shall cause the Acquired Companies to (i) operate the Business in the ordinary course of business consistent with past practice and in accordance with the Communications Laws, the FCC Licenses and all other applicable Laws, (ii) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of each Acquired Company and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with any Acquired Company, in each case, in the ordinary course of business consistent with past practice, and (iii) without limiting the generality of the foregoing:

(a)    not cause or permit, or agree or commit to cause or permit, by act or failure to act, any of the FCC Licenses to expire or to be revoked, suspended or adversely modified, or take or fail to take any action that would cause the FCC or any other Governmental Entity to institute proceedings for the suspension, revocation or adverse modification of any of the FCC Licenses other than the modification, replacement, or termination in the ordinary course of business of FCC Licenses that have become obsolete or unfit for use or which are no longer useful in the Business;

(b)    except for (i) the sale of advertising time on the Stations in the ordinary course of business consistent with past practice or (ii) for the purpose of disposing of assets that are immaterial in value (individually and in the aggregate) in the ordinary course of business consistent with past practice so long as such assets (A) have become obsolete or unfit for use or (B) are no longer useful in the Business, not sell, lease, license or dispose of or agree to sell, lease, license or dispose of any assets or properties (including the Real Property) of any of the Acquired Companies, the Stations or the Business;

(c)    not create, assume or permit to exist any Liens upon any of the assets or properties of any of the Acquired Companies, the Stations or the Business, except for Permitted Liens;

(d)    not adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(e)    maintain, repair and replace the Tangible Personal Property, including any Tangible Personal Property which has been damaged, destroyed or lost prior to Closing, and maintain, repair and replace the Real Property, including any Real Property which has been damaged, destroyed or lost prior to Closing, in each case ordinary wear and tear excepted; provided, however that Seller and the Acquired Companies shall have no obligation to maintain, repair or replace any assets that have become obsolete and which are no longer useful in the Business or necessary for the operation of the Business as currently operated;

(f)    not cause, permit or propose any amendments to the Organizational Documents of any of the Acquired Companies;

(g)    not hire or terminate the employment of any Station general manager (excluding any terminations for “cause” as determined by Seller); provided that Seller may, or may cause an Acquired Company to, replace any such general manager whose employment is so terminated on terms and conditions substantially comparable to such former general manager;

(h)    except as otherwise required by Law, not enter into or become bound by any new, or amend or terminate any existing, employment agreement with a Station Employee other than entry into employment agreements entered into in the ordinary course of business consistent with past practice that provide an annual base salary of less than $150,000 and that do not provide for any severance, retention, change in control or similar payment that differs materially in amount, conditions or terms than the amounts, conditions and terms for such payments contained in existing employment agreements entered into in the ordinary course of business of any Acquired Companies;

(i)    except for any Company Transaction Costs for which neither Buyer nor any Acquired Company will have any liability or obligation at or after the Closing, not enter into or amend any retention, change in control or similar Contract with any Station Employee, independent contractor or consultant;

(j)    not (i) increase the compensation (including wages, salaries, bonuses or incentives) or benefits of any Station Employee (except for (A) increases in compensation in the ordinary course of business consistent with past practice that do not exceed more than 4% per annum and (B) performance and stay bonuses and other compensation to be paid pursuant to Section 2.2(b) as Company Transaction Costs in connection with the consummation of the transactions contemplated by this Agreement and for which neither Buyer nor any of the Acquired Companies shall have any liability or obligation at or following the Closing), or (ii) modify any severance policy applicable to any Station Employee that would result in any increase in the amount of severance payable to any such Station Employee (or would expand the circumstances in which such severance is payable);

(k)    not voluntarily recognize, or collectively bargain without the participation by and approval of Buyer with, any labor unions as the collective bargaining representative of any Station Employee;

(l)    use commercially reasonable efforts to maintain each Station’s MVPD carriage existing as of the date of this Agreement; provided, that, nothing in Section 5.1 shall be deemed to limit any Station’s ability to withhold its consent to carriage by an MVPD as part of a retransmission consent negotiation if such Station deems, in its sole discretion, that it is commercially reasonable to withhold such consent;

(m)    not (i) enter into any Contract that would have been a Material Contract on the date of this Agreement unless such Contract (x) is entered into in the ordinary course of business consistent with past practice and (y) does not involve payments by any Acquired Company of greater than $150,000 during any twelve (12) month period or $200,000 over the term of such Contract, (ii) amend in any material respect or renew any Material Contract unless such amendment or renewal (x) is effected in the ordinary course of business consistent with past practice and (y) does not increase the amount of payments to be made by any Acquired Company during any twelve (12) month period by $150,000 or more, (iii) waive or accelerate any material right under any Material Contract or (iv) terminate any Material Contract (excluding the expiration of any Material Contract in accordance with its terms);

(n)    not (i) change any accounting practices, period, policies, procedures or methods (except for any change required under GAAP or applicable law) or (ii) maintain its books and records in a manner other than in the ordinary course of business consistent with past practice;

(o)    not make any acquisition (including by merger or consolidation) of the capital stock or other equity of, or of a material portion of the assets of, any Person or business or division thereof;

(p)    maintain its qualifications to maintain the Station Licenses with respect to each Station and not take any action that will impair such Station Licenses or such qualifications;

(q)    except for any Company Transaction Costs for which neither Buyer nor any of the Acquired Companies shall have any liability or obligation at or following the Closing, not adopt, enter into or become bound by any new Employee Plan or Multiemployer Plan or amend, modify or terminate any existing Employee Plan or Multiemployer Plan;

(r)    keep in full force and effect the material insurance policies required to be set forth on Schedule 3.12 (or other insurance policies comparable in cost, amount and scope);

(s)    not (i) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, or grant, of any Equity Interests or other equity interests in any of the Acquired Companies or any securities convertible into or exchangeable for or entitling the holder thereof to purchase or receive any Equity Interests or other equity interests in any of the Acquired Companies, (ii) split, combine or reclassify any Equity Interests or other equity interests in the Acquired Companies, or (iii) issue or sell any additional interests of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any Equity Interests or other equity interests in the Acquired Companies; provided that nothing herein shall prohibit the Acquired Companies from making cash distributions or dividends to its equity holders in the ordinary course of business consistent with past practice and otherwise in compliance with this Agreement;

(t)    not make, change or rescind any Tax election, adopt or change any method of Tax accounting, adopt or change any period of Tax accounting, make a request for a Tax ruling from any Taxing Authority, amend any Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to timely and valid extensions of time to file a Tax Return obtained in the ordinary course of business and consistent with applicable Law); provided, that Seller also shall not undertake any such actions with respect to the Business or the Acquired Companies, except (i) as contemplated in this Agreement, (ii) as contemplated by Schedule 5.1, or (iii) as required by applicable Law;

(u)    not (i) enter into or agree or commit to enter into any new Tradeout Agreement relating to a specific Station with a value in excess of $100,000 individually, or $200,000 in the aggregate, that will not be fully performed prior to the Closing or (ii) make any guarantee of commercial ratings other than in the ordinary course of business consistent with past practice;

(v)    not (i) incur, assume or guarantee any Indebtedness for borrowed money that will not be paid off pursuant to Section 2.2(a) or for which Buyer or any of the Acquired Companies shall have any liability or obligation at or following the Closing, (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person or (iii) make any loan or material advance (excluding travel expenses advanced in the ordinary course of business consistent with past practice) to any Person;

(w)    not cancel or release any material Indebtedness owed to it by any Person or any material claims held by it with respect to any Person, except as required by Contracts in force on the date hereof and set forth in the Schedules;

(x)    not initiate any Action or settle or compromise any Action whether now pending or hereafter made or brought, except for any Action which is settled for cash payments of less than
$100,000, or waive, release or assign any material rights or claims;

(y)    not request or require the acceleration of the payment of any amounts owed to any Acquired Company, defer the payment of any material accounts payable, enter into any sale- leaseback contract with respect to any asset or revalue any assets of any Acquired Company (whether tangible or intangible), including writing off notes or accounts receivable, accelerate, settle, discount or compromise any accounts receivable or reverse any reserves with respect thereto;

(z)    not make or agree to make any capital expenditure or expenditures in excess of either $50,000 individually or $75,000 in the aggregate that is not contemplated by the budget made available to Buyer prior to the date hereof;

(aa)    not enter into any contract with Seller or any Affiliate of Seller; and

(bb)    not agree, commit, authorize or resolve to take any actions inconsistent with the foregoing.

5.2    Inspection Rights. From the date hereof until the Closing, Seller shall, and shall cause the Acquired Companies to, (a) upon reasonable advance notice, give Buyer and its representatives reasonable access to and the right to inspect, at reasonable times during normal business hours, the Stations and the properties, assets, premises, books and records, Contracts and other documents and data related to the Acquired Companies, the Stations or the Business and (b) furnish Buyer and its representatives with such financial, operating and other data and information relating to the Acquired Companies, the Stations or the Business that Buyer may reasonably request, provided, however, that such access rights shall not be exercised in a manner that interferes unreasonably with the normal business operations of the Acquired Companies or the Business; provided, further, that Seller and the Acquired Companies shall not be required to (i) violate any obligation of confidentiality or other obligation under applicable Laws to which it is subject in discharging its obligations pursuant to this Section 5.2,
(ii) take any action which, based on the advice of Seller’s outside counsel, would constitute a waiver of attorney-client or other privilege or (iii) supply Buyer with any information which, in the reasonable judgment of Seller, any Acquired Company is under a contractual or legal obligation not to supply (provided that Seller shall, and shall cause the Acquired Companies to, use commercially reasonable efforts to seek a waiver from the applicable counterparty or beneficiary to permit the disclosure of such information). Any information disclosed to Buyer by Seller or Acquired Company under this Section 5.2 shall be held in accordance with the NDA (as defined below).

5.3    Control and Maintenance of Qualification.

(a)    Notwithstanding any other provision set forth in this Agreement, including any provision of this ARTICLE 5, Buyer shall not, directly or indirectly, control, supervise or direct the business or operations of the Acquired Companies or the Stations prior to the Closing. Consistent with the Communications Laws, prior to the Closing, control, supervision and direction of the Acquired Companies and the Stations prior to the Closing shall remain the responsibility of Seller as the corporate parent of the Acquired Companies holding the respective FCC Licenses.

(b)    Buyer shall remain legally, financially and otherwise qualified under the Communications Laws (including compliance with those Communications Laws relating to media ownership and attribution, foreign ownership and control requirements and character qualifications requirements) to be the transferee of control of the Acquired Companies and to become the licensee of the Stations as contemplated upon the Closing.

5.4    Debt Financing Cooperation. Prior to the Closing, Seller shall use its commercially reasonable efforts to provide, and shall cause its Subsidiaries (including the Acquired Companies) and its and their respective representatives to use commercially reasonable efforts to provide, such cooperation as is reasonably requested by

Buyer in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not (1) require Seller or any of its Subsidiaries (including the Acquired Companies) to take any action that would violate any Laws or would result in a violation or breach by Seller or any of its Subsidiaries (including the Acquired Companies), or default under, any contract or agreement to which such Person is a party as of the date hereof or (2) result in any officer, manager or director of Seller or any of its Subsidiaries incurring any personal liability), including by using commercially reasonable efforts to: (i) to the extent reasonable, participate in a reasonable number of meetings (including meetings with prospective lenders), presentations, road shows, drafting sessions and due diligence sessions, including using commercially reasonable efforts to coordinate direct contact between senior management and the independent auditors of Seller and the Acquired Companies on the one hand, and the actual and potential lenders, on the other hand and sessions with rating agencies, at reasonable times and with reasonable advance notice, (ii) furnish to Buyer as promptly as reasonably practicable the Required Information, (iii) provide upon the reasonable request of Buyer such information reasonably deemed necessary to prepare a confidential information memorandum (including a version that does not include material non-public information) and other customary materials reasonably required to complete the syndication, (iv) assist Buyer in the preparation of (A) customary materials for rating agency and investor presentations (including “roadshow” or investor meeting slides), registration statements, offering memoranda, prospectuses, private placement memoranda, and other customary marketing materials and (B) definitive documentation for the Debt Financing, (v) cooperate to facilitate the due diligence efforts of the Debt Financing Sources relating to the Business, to the extent customary and reasonable and not unreasonably interfering with the business of Seller and its Subsidiaries, (vi) facilitate the release of any Liens on the Equity Interests and the termination of all guarantees (if any) in connection therewith subject to the occurrence of the Closing and (vii) provide at least five (5) Business Days prior to the Closing Date, all documentation and other information as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and the beneficial ownership regulations. Notwithstanding anything in this Agreement to the contrary, (i) none of Seller or any of its Affiliates (other than the Acquired Companies at and following the Closing) shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing, (ii) no obligation of any Acquired Company under any document, certificate or instrument executed pursuant to this Section 5.4 shall be effective until the Closing, and (iii) none of Seller or any of its Affiliates shall be required to execute or deliver or have any liability or obligation under any loan agreement or any related document or any other agreement or document (including any certificates, legal opinions or pledge or security documents) related to the Debt Financing. Buyer shall promptly, upon request by Seller, reimburse Seller for all reasonable and invoiced out-of-pocket costs (including reasonable attorneys’ fees) incurred by Seller or any of its Affiliates in connection with the cooperation of Seller and its Affiliates contemplated by this Section 5.4. All non-public or other confidential information provided by Seller or its representatives pursuant to this Agreement will be kept confidential in accordance with the NDA, except that Buyer will be permitted to disclose such information to any Debt Financing Sources or prospective Debt Financing Sources and other financial institutions and investors that may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the NDA as if parties thereto or other confidentiality obligations that are substantially similar to those contained in the NDA or (ii) are subject to customary confidentiality arrangements, or other confidentiality undertakings reasonably satisfactory to Buyer and of which Buyer is a beneficiary.

ARTICLE 6

JOINT COVENANTS

Buyer and Seller hereby covenant and agree as follows:

6.1    Confidentiality.

(a)    Seller (or an Affiliate of Seller) and Buyer (or an Affiliate of Buyer) are parties to a nondisclosure agreement, dated July 30, 2018 (the “NDA”), with respect to Seller and the Acquired Companies. To the extent not already a direct party thereto, each of Seller and Buyer hereby assumes the NDA and agrees to be bound by the provisions thereof.

(b)    From and after the Closing, Seller shall, and shall cause its representatives and Affiliates to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all information, whether written or oral, relating to the Acquired Companies, the Stations, the Business or Buyer and its Affiliates, including information in respect of regulatory compliance, programming, distribution, trade secrets, processes, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of customer and consultant contracts, operations methods, product development techniques, business acquisition plans, and/or new personnel acquisition plans with respect to the Business (collectively, the “Information”), (ii) in the event that Seller or any such representative or Affiliate becomes legally compelled to disclose any such Information, provide Buyer with prompt written notice of such requirement so that Buyer or any Acquired Company may seek a protective order or other remedy or waive compliance with this Section 6.1(b), and (iii) in the event that such protective order or other remedy is not obtained, or Buyer waives compliance with this Section 6.1(b), furnish only that portion of such Information which is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Information; provided, however, that this sentence shall not apply to any Information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by Seller, its representatives or Affiliates. The term “Information” shall not include such portions of the Information which (A) are or become generally available to the public through no fault of Seller, any of its Affiliates or their respective advisors, representatives and agents, (B) become available to Seller after the Closing on a non-confidential basis from a source not prohibited from disclosing such information to Seller by a legal, contractual or fiduciary obligation to any Acquired Company or Affiliate thereof, (C) are independently acquired or developed after the Closing by Seller or one of its Affiliates without violating any obligations under this Agreement or (D) are used in the operation of any Other Seller Station or any other line of business other than the Business that is directly or indirectly owned by Seller that is not owned by an Acquired Company and that used such Information prior to the Closing for a legitimate business purpose and continues to use such Information after the Closing for a legitimate business purposes.

(c)    Prior to the Closing, (i) Seller shall assign to the Acquired Companies all confidentiality agreements entered into in connection with the contemplated sale of any of the Acquired Companies to which Seller or any of its Affiliates (other than the Acquired Companies) is a party that solely and exclusively involves a third party who sought Information with regard to the Acquired Companies or the Stations and (ii) with respect to those confidentiality agreements entered into in connection with the contemplated sale of any of the Acquired Companies to which Seller or any of its Affiliates (other than the Acquired Companies) is a party that involve a third party who sought Information with regard to the Acquired Companies or any of the Stations and any Other Seller Station, Seller shall assign to the Acquired Companies all rights thereunder to the extent relating to the Acquired Companies or the Stations.

(d)    The NDA shall be deemed terminated effective upon the Closing.

6.2    Announcements. No party shall (nor shall such party permit any Affiliate thereof to), without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), issue any press release or make any other public announcement concerning the transactions contemplated by this Agreement, except to the extent that such party or any Affiliate thereof is so obligated by Law or any rule or regulation of any securities exchange upon which the securities of such party or any Affiliate thereof are listed or traded, in which case such party shall give advance notice to the other.

6.3    Consents. Seller shall, and shall cause the Acquired Companies to, use commercially reasonable efforts to obtain (a) any third party consents required under any Material Contracts in connection with the consummation of the transactions contemplated by this Agreement (which shall not require any payment to any such third party other than in respect of normal and usual processing fees or other similar costs imposed by a third party in connection with the granting of a consent) and
(b) customary estoppel certificates reasonably acceptable to Buyer under the Real Property Leases listed on Schedule 6.3(b), which shall include each Real Property Lease for a Station’s studio or Tower Lease for a Station’s primary tower or other material tower; provided, however, that the parties acknowledge and agree that such third party consents or estoppel certificates are not conditions to Closing, except for those certain third party consents set forth on Schedule 6.3(a) (the “Required Consents”).

6.4    Employees; Employee Plans.

(a)    As of the Closing, Buyer or any of its Affiliates shall, or Buyer shall cause the applicable Acquired Company to continue to, employ each Station Employee who (i) is not then on authorized leave of absence, sick leave, short or long term disability leave, military leave or layoff with recall rights (“Active Employees”) or (ii) is then on authorized leave of absence, sick leave, short-term disability leave, military leave or layoff with recall rights and who returns to active employment immediately following such absence and within six (6) months of the Closing Date, or such later date as required under applicable Laws (“Inactive Employees”). For the purposes hereof, all Active

Employees and Inactive Employees who continue to be employed on the applicable Employment Commencement Date are hereinafter referred to collectively as the “Continuing Employees,” and the “Employment Commencement Date” as referred to herein shall mean (x) as to those Continuing Employees who are Active Employees, the Closing Date, and (y) those Continuing Employees who are Inactive Employees, the date on which the Continuing Employee returns to active employment with the applicable Acquired Company. Following the Closing, the employment of the Continuing Employees who do not have any written Contract with any Acquired Company pursuant to which the Acquired Company has an actual or contingent liability to provide compensation and/or benefits in consideration for services (“Employment Agreements”) shall be on at-will basis and Buyer shall cause to be provided initially to such Continuing Employees monetary compensation (consisting of base salary, and, as applicable, commission rate and annual bonus opportunity), benefits and severance benefits substantially the same as similarly situated employees of Buyer. The initial terms and conditions of employment for those Continuing Employees who have Employment Agreements shall be as set forth in such Employment Agreements. To the extent permitted by Law and notwithstanding anything herein to the contrary, Buyer shall give Continuing Employees full credit for all service of the Continuing Employee with the Acquired Companies for purposes of eligibility waiting periods, vesting and benefit accrual (other than benefit accrual under a defined benefit pension plan) under all employee benefit plans maintained by Buyer or any of its Affiliates (“Buyer Benefit Plans”) in which such Continuing Employees participate.

(b)    With respect to the Continuing Employees, Buyer and its Affiliates further agree to waive deductible and out-of-pocket requirements under the Buyer Benefit Plans that provide group health benefits and otherwise to give credit under the applicable Buyer Benefit Plans for amounts paid under a corresponding Employee Plan that provides group health benefits, as though such amounts had been paid in accordance with the terms and conditions of the applicable Buyer Benefit Plans.

(c)    Notwithstanding anything to the contrary in this Section 6.4, the parties expressly acknowledge and agree that (i) this Agreement is not intended to create a contract between Buyer, Seller or any of their respective Affiliates on the one hand and any Station Employee on the other hand, and no Station Employee may rely on this Agreement as the basis for any breach of contract claim against Buyer, Seller or any Acquired Company, (ii) nothing in this Agreement shall be deemed or construed to require Buyer or any Acquired Company to employ any particular Station Employee for any period after the Closing, and (iii) except for any applicable restrictions set forth in Section 5.1 for the period prior to the Closing Date, nothing in this Agreement shall be deemed or construed to limit any Acquired Company’s right to terminate the employment of any Station Employee during any period prior to the Closing Date or the right of Buyer or any Acquired Company to terminate the employment of any Continuing Employee during any period after the Closing Date.

(d)    In the event that Buyer terminates the employment of any Continuing Employee on or after the Closing, Buyer shall be solely responsible to pay such Continuing Employee any severance or other compensation due, whether by Contract or law, on account of such termination; provided, however, that this Section 6.4(d) shall not limit in any respect any of the representations, warranties, covenants or indemnities of Seller contained in this Agreement.

(e)    Effective as of the Closing Date or the payroll period ending immediately after the Closing Date, Seller or the Acquired Companies shall have contributed to the existing tax-qualified defined contribution plan established or designated by Seller (“Seller’s 401(k) Plan”) all matching or other employer contributions, if any, with respect to the Continuing Employees’ employment service rendered prior to the Closing Date (irrespective of any end-of-year service requirements otherwise applicable to such contributions) and, to the extent required by Law, cause the matching and other employer contribution amounts of all Continuing Employees under the Seller’s 401(k) Plan to become fully vested as of the Closing Date. Prior to and following the Closing Date, Seller shall take all actions necessary or appropriate to ensure that under the terms of the Seller’s 401(k) Plan, each Continuing Employee with an account balance is eligible to receive a distribution as a result of the Closing. From and after the Closing, Buyer shall permit the Continuing Employees who participate in Seller’s 401(k) Plan to elect to make direct rollovers of their account balances (including any outstanding loan balances) into a tax-qualified defined contribution plan established or designated by Buyer or any of its Affiliates (“Buyer’s 401(k) Plan”) as of the Closing (or as soon as practicable thereafter when Buyer’s 401(k) Plan is capable of accepting such rollovers), subject to compliance with applicable Law and subject to the reasonable requirements of Buyer’s 401(k) Plan. Such rollovers will be permitted by Buyer only if they consist of the total account balance of the Continuing Employee. Further, only rollovers of cash and outstanding loans may be transferred to Buyer’s 401(k) Plan; and provided, further, that with respect to any loan balance transferred, subject to applicable Law and any required consent of individuals, any such loans may be reamortized to reflect any differences in payroll periods.

(f)    Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Continuing Employee with respect to claims incurred under the terms of the Employee Plans by such Continuing Employees and their covered dependents prior to the Employment Commencement Date. Expenses and benefits with respect to claims incurred by Continuing Employees and their covered dependents on or after the Employment Commencement Date shall be the responsibility of Buyer and its Affiliates, including any claims subject to reimbursement under any Health Reimbursement Accounts. With respect to any welfare benefit plans maintained by Buyer or any of its Affiliates in which the Continuing Employees are eligible to participate on or after the Employment Commencement Date, to the extent permitted by Laws, Buyer shall, and shall cause its Affiliates to (i) provide Continuing Employees with coverage immediately on the Employment Commencement Date, (ii) cause there to be waived any eligibility requirements or pre-existing condition limitations and (iii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to amounts paid by such Continuing Employees (and their covered dependents) under the Buyer Benefit Plans.

(g)    Effective as of Closing, Seller shall cause WLEX Communications, LLC to terminate its Health Plan, effective as of the Closing, and Seller shall cause sufficient advance notice to be given to the insurance carrier(s) such that termination may occur without penalty or claim of breach.

(h)    Buyer shall, or shall cause the applicable Acquired Company to, continue to recognize as of the Closing all liabilities for unpaid, accrued vacation or PTO of each Continuing Employee as of the Employment Commencement Date, giving service credit under the PTO policy of Buyer for service with the Acquired Companies, and shall permit Continuing Employees to use their accrued, but unused vacation/PTO entitlement as of Closing in accordance with Buyer’s PTO policy. Three (3) days prior to the Closing Date, Seller shall deliver Schedule 6.4(h) to Buyer, which shall set forth the liabilities of the Acquired Companies for unpaid, accrued vacation or PTO relating to the Continuing Employees projected as of the Closing Date. Buyer shall receive a credit in the calculation of the Net Working Capital Amount pursuant to Section 2.3 for the amount of the liabilities for unpaid, accrued vacation or PTO relating to the Continuing Employees as of the Closing Date.

6.5    Access to and Retention of Records. Subject to Section 11.5, for a period of five (5) years following the Closing Date, (a) Buyer shall, or shall cause the Acquired Companies to, preserve, in accordance with Buyer’s normal document retention procedures and practices, all books and records of the Business in the possession of the Acquired Companies that relate to periods prior to the Closing and (b) Buyer shall afford to Seller, and its counsel, accountants, and other authorized agents and representatives, at Seller’s sole cost and expense, at reasonable times during normal business hours and upon reasonable advance notice, reasonable access to such books and records, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by Seller (i) to facilitate the investigation, litigation and final disposition of any claims which have been made in writing against Seller by any third-party (not including Buyer or any of its Affiliates) or (ii) for the preparation of Tax Returns and audits, provided in each case that such access does not unreasonably disrupt or interfere with the Business or the business and operations of Buyer or the Acquired Companies. Seller agrees that any information or material accessed, copied, extracted or possessed by Seller under this Section 6.5 shall be Information covered by Section 6.1(b).

6.6    Cooperation; Financial Statements.

(a)    Buyer shall use commercially reasonable efforts to cooperate with Seller to release any Liens applicable to the Acquired Companies, provided that Buyer shall not be required to incur any cost, expense or other liability in connection therewith. Buyer acknowledges that Seller may use a portion of the proceeds from the Purchase Price for the repayment of Indebtedness associated with any such Liens pursuant to Section 2.2(a).

(b)    Without limiting Section 5.4, Seller shall, and shall cause the Acquired Companies to, provide, on a timely basis and at Buyer’s sole cost and expense, such cooperation and assistance as Buyer may reasonably request in connection with (i) the arrangement of any financing for the transactions contemplated by this Agreement and (ii) the preparation of financial statements for the Acquired Companies or the Business for any fiscal period.

(c)    Prior to the Closing, but after January 15, 2019, Seller shall have delivered to Buyer copies of the audited consolidated balance sheets and statements of operations for EPI Preferred, LLC, Seller and the Subsidiaries as of and for the fiscal years ended September 30, 2018, September 30, 2017 and September 30, 2016 (the “Audited Financial Statements”). Seller hereby consents to the inclusion of the Audited Financial Statements and related information, as applicable, following the Closing in (i) the Current Report on Form 8-K required to be filed by Buyer’s parent, The E.W. Scripps Company (“EWS”), with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the transactions contemplated by this Agreement, (ii) any registration statement filed by EWS in connection with an offering or exchange of securities on Form S-1, Form S-4 or Form S-8 (or any successor forms) under the Securities Act in compliance with the requirements of Regulation S-X and Regulation S-K, as applicable, and (iii) any prospectuses, private placement memoranda, lender and investor presentations, offering documents, bank information memoranda, rating agency presentations and similar documents customarily used in connection with any debt or equity financing of Buyer or EWS. Seller shall use commercially reasonable efforts to cause its independent auditors, at such time or times as Buyer shall reasonably request, to provide signed consents to the inclusion of unqualified auditors’ reports in the aforesaid registration statements and to references therein to such auditors as experts, which such consents may be filed with the SEC in connection with such registration statements.

(d)    Following the Closing, Seller shall reasonably cooperate with Buyer to permit Buyer and its Affiliates to prepare such unaudited pro forma financial statements for the Business for such time periods as required by the Exchange Act, the rules and regulations of the SEC or any rule or regulation of any securities exchange upon which the securities of EWS are listed or traded. Without limiting the generality of the foregoing, Seller shall, at Buyer’s sole cost and expense, (i) provide Buyer and its accountants with reasonable access during normal business hours to financial and other information reasonably requested by Buyer in connection with the preparation of such financial statements, including access to work papers of Seller and its accountants reasonably requested by Buyer in connection therewith and (ii) provide reasonable assistance to Buyer and its accountants in the preparation of such financial statements.

(e)    Buyer shall, within 10 days of request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses incurred by Seller for any action taken by it or its accountants pursuant to Section 6.6(c) or Section 6.6(d); provided, however, that Buyer shall have no obligation to reimburse Seller for any costs or expenses incurred by Seller in connection with the audit for Seller’s fiscal year ended September 30, 2018 or the preparation and audit of financial statements for the fiscal year ended September 30, 2018 except to the extent that Seller’s independent accountant performing such audit charges Seller additional costs or fees to perform additional audit procedures solely in connection with such audited financial statements being included any document referred in Section 6.6(c)(i), (ii) or (iii).

6.7    Interim Reports. Within forty-five (45) days after the end of each calendar month during the period from the Balance Sheet Date through the Closing, Seller shall provide to Buyer, with respect to the Acquired Companies and the Stations, the unaudited balance sheet as of the end of such month and the related combined unaudited statement of operations for such month ended of the Acquired Companies and the Stations. Such reports shall be prepared on the same basis as the Financial Statements. Seller shall also provide to Buyer weekly pacing reports for each of the Stations promptly following the end of each week during the period from the date hereof through the Closing.

6.8    Fulfillment of Conditions. Without limiting any other obligation of a party expressly set forth herein, Seller shall use its commercially reasonable efforts to satisfy each of the conditions to the Closing of Buyer set forth in ARTICLE 8 (Buyer Closing Conditions), and Buyer shall use its commercially reasonable efforts to satisfy each of the conditions to the Closing of Seller set forth in ARTICLE 7 (Seller Closing Conditions), and each of the parties shall use its commercially reasonable efforts to take or cause to be taken all action necessary or desirable in order to consummate the transactions contemplated by this Agreement as promptly as practicable.

6.9    Title Commitments; Surveys. Buyer shall have the responsibility to obtain, if it so elects at its sole option and expense, (a) commitments for owner’s and lender’s title insurance policies on the Owned Real Property and commitments for lessee’s and lender’s title insurance policies for all Real Property that is leased pursuant to a Real Property Lease (collectively, the “Title Commitments”), and (b) an ALTA survey on each parcel of Real Property (the “Surveys”); provided, however, that Seller shall provide Buyer with any existing Title Commitments, title policies and Surveys in its possession or control. The Title Commitments will evidence a commitment to issue an ALTA title insurance policy insuring good, marketable and indefeasible fee simple (or leasehold, if applicable) title to each parcel of the Real Property contemplated above for such amount as Buyer directs. Seller shall, and shall cause the Acquired Companies to, reasonably cooperate with Buyer in obtaining such Title Commitments and Surveys, provided that neither Seller nor any Acquired Company shall be required to incur any cost, expense or other liability in connection therewith. If the Title Commitments or Surveys reveal any Lien on the title or Real Property other than Permitted Liens, Buyer shall notify Seller in writing of such objectionable matter promptly after Buyer becomes aware that such matter is not a Permitted Lien, and Seller agrees to, and shall cause the Acquired Companies to, use commercially reasonable efforts to remove such objectionable matter.

6.10    No Negotiation. Until the earlier of the Closing or such time as this Agreement shall be terminated pursuant to Section 12.1, Seller shall not, and shall cause its Affiliates (including the Acquired Companies) and its and their respective managers, directors, officers, investment bankers and agents not to, directly or indirectly, (a) solicit, initiate, encourage, entertain, consider or accept any inquiries, proposals or offers from any Person (other than Buyer) or (b) discuss, negotiate or communicate with, provide any information to, or enter into any agreements or other instruments with, any Person (other than Buyer) in each case relating to (i) any acquisition or purchase of the Equity Interests (or other securities or ownership interests of any Acquired Company), (ii) any merger, consolidation, business combination, amalgamation, recapitalization, reorganization or similar transaction involving any Acquired Company, (iii) any sale, lease, license, exchange or other disposition of all or a signification portion of the assets of any Acquired Company, the Business or any of the Stations, or (iv) other similar transaction involving any Acquired Company, the Business or any Station. Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person conducted heretofore with respect to any of the foregoing. Seller shall notify Buyer promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to Buyer, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact. Seller agrees not to, and to cause the Acquired Companies not to, without the prior written consent of Buyer, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which Seller (solely to the extent related to the Business) or any Acquired Company is a party.

6.11    Officers and Directors Indemnification; Insurance Tail Coverage.

(a)    Except as otherwise required by applicable Law, the indemnification agreements set forth on Schedule 6.11(a) shall remain in effect from and after the Closing for a period of six (6) years but only to the extent related to actions or omissions occurring prior to the Closing Date. Buyer shall cause, for a period of at least six (6) years from Closing, the Organizational Documents of the Acquired Companies as of the Closing to contain provisions no less favorable with respect to exculpation and indemnification of managers, directors and officers from and against liabilities arising prior to the Closing than are set forth in the Organizational Documents of the Companies as of the date hereof, except as required by any applicable Law.

(b)    EPI Group, LLC, a South Carolina limited liability company and parent of Seller (“EPI Group”), shall maintain its existing directors and officers, employment practices and fiduciary liability insurance policies for six (6) years from the Closing Date, and its existing cybersecurity, privacy and media liability insurance policies for three (3) years from the Closing Date, in each case, that name the Acquired Companies as named insureds thereunder with respect to the periods prior to the Closing, in each case without reducing the scope thereof, including retention and limits of coverage. For the sake of clarification, the intent of this Section 6.11(b) is to keep in effect the aforesaid policies, covering acts or omissions occurring prior to the Closing Date, for the benefit of the Acquired Companies and those directors, officers and managers of the Acquired Companies who are currently covered by such policies, as applicable.

(c)    The provisions of Section 6.11(a) and Section 6.11(b) are (i) intended to be for the benefit of, and shall be enforceable by, each individual who on or prior to the Closing Date was a director, manager or officer of the Acquired Companies (each, an “Indemnitee”), his or her heirs and his or her representatives, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 6.11 and (ii) in addition to, not in substitution for, any other right to indemnification or contribution that any such Indemnitee may have under contract or otherwise. Following the Closing, in the event that Buyer or any of its Affiliates (including the Acquired Companies) shall enter into any merger, consolidation or similar transaction, Buyer shall make proper provision so that the surviving or resulting entity will assume the obligations imposed by Section 6.11(a). Following the Closing, in the event that EPI Group shall enter into any merger, consolidation, sale of substantially all of the assets then owned by it or any similar transaction, EPI Group shall purchase a “tail” insurance policy with coverage for (i) its existing directors and officers, employment practices and fiduciary liability insurance policies for the period remaining from the closing of any such transaction and six (6) years from the Closing Date and (ii) its existing cybersecurity, privacy and media liability insurance policies for the period remaining from the closing of any such transaction and three (3) years from the Closing Date, in each case that name the Acquired Companies as named insureds thereunder with respect to the periods prior to the Closing.

(d)    The obligations of Buyer and EPI Group under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 6.11 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 6.11 applies shall be third party beneficiaries of this Section 6.11, and each Indemnitee may specifically enforce the terms of this Section 6.11).

(e)    EPI Group’s insurance policies written on an “occurrence basis” and insuring the Acquired Companies shall provide insurance coverage to the extent the events giving rise to any claim occurred prior to 11:59 p.m. on the Closing Date. EPI Group shall cooperate with Buyer in asserting claims under such policies in connection with insurable events and by executing appropriate assignments as permitted by Law. EPI Group shall remit any recoveries thereunder promptly to Buyer; provided, that any such remitted recoveries shall reduce Buyer’s Losses with respect to any claim related to such occurrence.

6.12    Termination of Related Party Transactions. Seller shall, and shall cause the Acquired Companies to, terminate, without liability to the Acquired Companies or Buyer, all Related Party Transactions prior to the Closing and all such Related Party Transactions shall be deemed to be terminated in all respects (notwithstanding anything therein relating to the survival of any provisions thereof) effective as of the Closing without any further action by the parties thereto or the parties hereto and without any adverse Tax consequences to the Acquired Companies. To the extent that any Acquired Company is a party to any guarantee, letter of credit, surety bond or similar instrument, each such arrangement shall be released prior to Closing, in form and substance reasonably satisfactory to Buyer.

6.13    Multi-Station Contracts. Schedule 6.13 contains a list as of the date hereof of Contracts to which one or more television stations of Seller, Seller or an Affiliate of Seller (other than the Stations) (each, an “Other Seller Station”) is party to, or has rights or obligations thereunder (any such Contract, a “Multi-Station Contract”). The rights and obligations under the Multi-Station Contracts to be allocated to the Acquired Companies shall include only those rights and obligations under such Multi-Station Contracts that are applicable to the Stations. The rights of each Other Seller Station with respect to such Multi-Station Contracts and the obligations of each Other Seller Station to such Multi-Station Contracts shall not be allocated to the Acquired Companies. For purposes of determining the scope of the rights and obligations of the Multi-Station Contracts, the rights and obligations under each Multi-Station Contract shall be equitably allocated among (1) the Stations, on the one hand, and (2) the Other Seller Stations, on the other hand, in accordance with the following equitable allocation principles:

(a)    any allocation set forth in the Multi-Station Contract shall control; or

(b)    if there is no allocation as described in clause (a) hereof, then reasonable accommodation (to be determined by mutual good faith agreement of Seller and Buyer) shall control. Subject to any applicable third-party consents, such allocation and assignment with respect to any Multi- Station Contract shall be effectuated, as mutually agreed by Seller and Buyer, by termination of such Multi-Station Contract in its entirety with respect to the Stations and the execution of new contracts with respect to the Stations or by an assignment to and assumption by the applicable Acquired Company of the related rights and obligations under such Multi-Station Contract. The parties shall use commercially reasonable efforts to obtain any such new contracts or assignments to, and assumptions by, the Acquired Companies in accordance with this Section 6.13; provided, that, completion of documentation of any such allocation under this Section 6.13 is not a condition to Closing.

6.14    Non-Solicitation. For a period of two (2) years from the Closing Date, none of Seller nor its Affiliates (excluding the Acquired Companies) shall, directly or indirectly, solicit for employment or hire (whether as an employee, consultant or otherwise) any employee of Buyer or its Affiliates or any Acquired Company immediately prior to Closing; provided that Seller and its Affiliates shall not be precluded from soliciting or hiring, or taking any other action with respect to any such person who responds to general or public solicitation not targeted at employees of Buyer or any of its Affiliates, including the Acquired Companies.

6.15    Mail and Other Communications. After the Closing, Seller shall, and shall cause its Affiliates to, promptly remit to Buyer any checks, cash, payments, material mail or other material communications directed to any Acquired Company, the Business or any properties or assets of any Acquired Company that are received by Seller or any Affiliate thereof after the Closing Date.

6.16    Joint Privilege. Seller and Buyer acknowledge and agree that the attorney-client privilege, attorney work product and expectation of client confidence involving general business matters of the Acquired Companies and arising prior to the Closing for the benefit of both Seller and any Acquired Company shall be subject to a joint privilege between Seller, on the one hand, and the Acquired Company, on the other hand, and Seller and the Acquired Company shall have equal right to assert all such joint privilege and protection and no such joint privilege may be waived by (a) Seller without the prior written consent of Buyer on behalf of the Acquired Company or (b) the Acquired Company without the prior written consent of Seller.

6.17    Environmental Assessments; Phase I Investigations.

(a)    Within thirty (30) days from the date of this Agreement (the “Phase I Time Period”), Buyer shall have the right, at its sole cost and expense, to engage an environmental consulting firm to conduct a Phase I Environmental Assessment and Compliance Review, as such terms are commonly understood (“Phase I Environmental Assessment”) with respect to any Owned Real Property provided such environmental assessment, investigation or review shall be conducted only (i) during regular business hours, (ii) with no less than two (2) Business Days prior written notice to Seller, and (iii) in a manner which will not unduly interfere with the operation of the Business or the use of access to or egress from the Owned Real Property. Any damage to the Owned Real Property caused by Buyer and its consultants in conducting any such environmental assessment, investigation or review shall be repaired by Buyer at its sole cost and expense.

(b)    If any Phase I Environmental Assessment details a Recognized Environmental Condition (as such term is defined in the ASTM Standard for Phase I Environmental Assessments) (a “Recognized Environmental Condition”) in respect of any Owned Real Property, the environmental consultant recommends in the Phase I Environmental Assessment a Phase II Environmental Assessment (“Phase II Environmental Assessment”), and Buyer makes a request in writing to Seller within five Business Days following expiration of the Phase I Time Period to conduct such Phase II Environmental Assessment (a “Phase II Request”), then Seller shall have the right, by written notice to Buyer within 10 days after receipt of the Phase II Request (the “Phase II Election Notice”), to: (i) propose an alternative method for handling the risk of the Recognized Environmental Condition; or (ii) agree in principle to the Phase II Request (a “Phase II Consent”). In the event Seller elects option (i) of this Section 6.17(b), the parties shall use their respective good faith efforts to reach an agreement in writing with respect to such alternative method, and such agreement, if any, shall be binding upon the parties. If the parties cannot reach such an agreement within 10 days after Buyer’s receipt of the Phase II Election Notice, Buyer may terminate this Agreement by written notice to Seller within five Business Days after the expiration of such 10-day period unless Seller, by written notice to Buyer within such five-Business Day period, agrees in principle to the Phase II Request (which shall also be deemed a “Phase II Consent” hereunder). In the event Seller provides Buyer with a Phase II Consent pursuant to this Section, Buyer shall deliver to Seller, as promptly as practicable and in any event no later than 10 days after Buyer’s receipt of the Phase II Consent, a copy of the proposed work plan, which shall be commercially reasonable, for the Phase II Environmental Assessment, and the parties shall use their respective good faith efforts to reach an agreement in writing with respect to the scope of such Phase II Environmental Assessment. If the parties cannot reach such an agreement within 10 days after Seller’s receipt of Buyer’s proposed work plan, then Buyer may terminate this Agreement by written notice to Seller within five Business Days after the expiration of such 10-day period unless Seller, by written notice to Buyer prior to the expiration of such five-Business Day period, agrees to the work plan proposed by Buyer. If the parties reach an agreement pursuant to this Section with respect to the scope of the Phase II Environmental Assessment (such agreed upon scope of the Phase II Environmental Assessment, the “Phase II Inspection”), Buyer shall have the right, within 30 days following the date upon which the parties reach such agreement (the “Phase II Time Period”), to conduct, at Buyer’s sole cost and expense, the Phase II Inspection; provided such Phase II Inspection shall be conducted only (A) during regular business hours, (B) with no less than two (2) Business Days prior written notice to Seller, and (C) in a manner which will not unduly interfere with the operation of the Business or the use of access to or egress from the Owned Real Property. Any damage to the Owned Real Property caused by Buyer and its consultants in conducting any Phase II Inspection shall be repaired by Buyer at its sole cost and expense. The Phase I Environmental Assessment and Phase II Environmental Assessment are hereinafter referred to as the “Assessments”.

(c)    Promptly upon its receipt thereof, Buyer shall deliver to Seller a copy of the environmental consultant’s report generated in connection with the Phase II Inspection (the “Phase II Report”), which shall include, if applicable, an estimate of the cost and expense of further investigation, clean up, removal, remedial, corrective or responsive action necessary to address the Recognized Environmental Condition (the “Environmental Work”); provided, however, the Environmental Work shall be designed to meet the least stringent standards or requirements so as to cause the Recognized Environmental Condition not to be a violation under applicable Environmental Law. In the event the Phase II Report recommends Environmental Work, then (i) Seller, by written notice to Buyer within ten
(10) Business Days after the expiration of the Phase II Time Period, may (A) elect to cause such Environmental Work to be performed prior to the Closing at Seller’s sole cost and expense, (B) provide Buyer with a purchase price reduction for the estimated cost of such Environmental Work or (C) if the estimated cost of such Environmental Work exceeds Seven Million Five Hundred Thousand Dollars ($7,500,000) terminate this Agreement (provided that if Seller terminates this Agreement pursuant to this clause (C), Seller shall pay to Buyer an amount equal to the costs and expenses incurred by Buyer in connection with this Agreement, including the costs of conducting the Assessments), or (ii) Buyer, if Seller does not make a timely election pursuant to the preceding clause (i), may (A) elect to terminate this Agreement by written notice to Seller within five (5) Business Days after the expiration of such ten (10) Business Day period or (B) proceed to close the transaction with Seller indemnifying Buyer against any Losses related to the Environmental Work.

(d)    Buyer shall pay all the costs and expenses of any Phase I Environmental Assessment and any Phase II Environmental Assessment regardless of whether this Agreement is terminated or closed. Seller and Buyer agree that the results of the Assessments carried out pursuant to this Section 6.17 shall not be disclosed to any third party, unless such disclosure is required by Law or is made in connection with any Action between the parties relating to this Section 6.17; provided, however, that each party may disclose such information to such party’s officers, directors, employees, lenders, advisors, attorneys, Debt Financing Sources and accountants who need to know such information in connection with the consummation of the transactions contemplated by this Agreement and who are informed by such party of the confidential nature of such information.

(e)    If the Closing is not consummated hereunder, neither party shall have any obligation to remediate any potential liability with respect to the results of such Assessments. Any damage to the Real Property caused by Buyer and its consultants in conducting any Assessment shall be repaired by Buyer at its sole cost and expense. Any such Environmental Work required under this Section 6.17 shall entail a reasonably cost-effective method necessary so as to cause the Recognized Environmental Condition not to be a violation under applicable Environmental Law. In the event that Seller elects to withhold consent for any Phase II Environmental Assessment, Buyer, at its option, may (1) terminate this Agreement by written notice to the other party without further liability or (2) proceed to close the transaction with Seller indemnifying Buyer against any Losses directly related to facts that would have been discovered in such Phase II Environmental Assessment, including any Environmental Work.

6.18    Satellite Matter. Buyer and Seller hereby agree to the provisions of Schedule 6.18, which is hereby incorporated by reference

6.19    Tower Matter. Buyer and Seller hereby agree to the provisions of Schedule 6.19, which is hereby incorporated by reference.

6.20    Certain Additional Matters. Buyer and Seller hereby agree to the provisions of Schedule 6.20, which is hereby incorporated by reference.

ARTICLE 7

SELLER CLOSING CONDITIONS

The obligations of Seller to consummate the Closing hereunder shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions (unless waived in writing by Seller):

7.1    Representations and Covenants.

(a)    All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct in all material respects as of such specified date only); except where such failure has not resulted, and would not reasonably be expected to result, in a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or any Buyer Ancillary Agreement, provided, however, that for purposes of this Section 7.1(a), all materiality or similar qualifiers within such representations and warranties shall be disregarded.

(b)    The covenants and agreements that by their terms are to be complied with and performed by Buyer at or prior to the Closing shall have been complied with or performed by Buyer in all material respects.

(c)    Seller shall have received a certificate dated as of the Closing Date from Buyer executed by an authorized officer of Buyer to the effect that the conditions set forth in Sections 7.1(a) and (b) have been satisfied.

7.2    Proceedings. Neither Seller nor Buyer shall be subject to any Governmental Order, which remains in effect, prohibiting or making illegal the consummation of the transactions contemplated hereby. No Action shall have been commenced by any Governmental Entity against Seller, any Acquired Company or Buyer seeking to restrain the transactions contemplated by this Agreement that would render it unlawful to consummate such transactions.

7.3    FCC Authorization. The FCC Consent shall have been granted and shall be in full force and effect.

7.4    Hart Scott Rodino. The HSR Clearance shall have been obtained.

7.5    Deliveries. Buyer shall have complied with each of its obligations set forth in Section 9.2

ARTICLE 8

BUYER CLOSING CONDITIONS

The obligations of Buyer to consummate the Closing hereunder shall be subject to satisfaction, at or prior to the Closing, of each of the following conditions (unless waived in writing by Buyer):

8.1    Representations and Covenants.

(a)    All representations and warranties of Seller contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct as of such specified date only), except to the extent that the failure of the representations and warranties of Seller contained in this Agreement to be so true and correct at and as of the Closing (or in respect of any representation or warranty that is expressly made as of a specified date, as of such date only) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that for purposes of this Section 8.1(a), all materiality, “Material Adverse Effect” or similar qualifiers within such representations and warranties shall be disregarded.

(b)    The covenants and agreements that by their terms are to be complied with and performed by Seller at or prior to the Closing shall have been complied with or performed by Seller in all material respects.

(c)    Buyer shall have received a certificate dated as of the Closing Date from Seller executed by an authorized officer or manager of Seller to the effect that the conditions set forth in Sections 8.1(a) and (b) have been satisfied.

8.2    Proceedings. Neither Seller nor Buyer nor any of their respective Affiliates shall be subject to any Governmental Order, which remains in effect, prohibiting or making illegal the consummation of the transactions contemplated hereby. No Action shall have been commenced by any Governmental Entity against Seller, any Acquired

Company or Buyer seeking to restrain the transactions contemplated by this Agreement that would render it unlawful to consummate such transactions.

8.3    FCC Authorization. The FCC Consent shall have been granted and shall be in full force and effect.

8.4    Hart Scott Rodino. The HSR Clearance shall have been obtained.

8.5    Deliveries. Seller shall have complied with each of its obligations set forth in Sections 2.2(a), 2.2(b), 2.3(a) and 9.1.

8.6    Consents. The Required Consents shall have been obtained and delivered to Buyer.

8.7    No MAE. From the date of this Agreement, there shall not have occurred any Material Adverse Effect.

ARTICLE 9

CLOSING DELIVERIES

9.1    Seller Documents. At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(a)    a good standing certificate issued by the Secretary of State of Seller’s and each Acquired Company’s jurisdiction of formation;

(b)    certified copies of all limited liability company resolutions necessary to authorize Seller’s execution, delivery and performance of this Agreement, including the consummation of the transactions contemplated hereby;

(c)    the certificate described in Section 8.1(c);

(d)    certificates representing the Equity Interests, in each case duly endorsed or accompanied by duly executed membership interest powers for transfer to Buyer;

(e)    a certificate of non-foreign status conforming to the requirements of Treasury Regulations Section 1.1445-2(b)(2), dated as of the Closing Date and stating that Seller is not a “foreign person” as defined in Section 1445 of the Code, substantially the form attached hereto as EXHIBIT C;

(f)    the transition services agreement in substantially the form attached hereto as
EXHIBIT D (the “Transition Services Agreement”), duly executed by Seller;

(g)    the Indemnity Escrow Agreement, duly executed by Seller and the Escrow Agent;

(h)    the Organizational Documents for Seller and each of the Acquired Companies, certified as of a recent date by the Secretary of State of the applicable jurisdiction of organization;

(i)    written resignations of the managers, directors and officers of the Acquired Companies, to be effective as of the Closing, duly executed by such managers, directors and officers;

(j)    mortgage discharges and UCC termination statements or other appropriate releases, in form and substance reasonably satisfactory to Buyer, which when filed will release and satisfy any and all Liens relating to (i) any of the Acquired Company’s assets or properties (other than Permitted Liens) or (ii) the Equity Interests, together with proper authority to file such termination statements or other releases at and following the Closing;

(k)    an assignment and assumption agreement, duly executed by Cordillera Interactive LLC (d/b/a Cordillera Digital), pursuant to which Cordillera Digital assigns all of its rights under the CMS MSA solely with respect to the Business to Buyer (including all of Cordillera Digital’s rights, licenses, title and/or interest, as applicable, in and to the Deliverables as defined in the CMS MSA) and Buyer assumes all of Cordillera’s liabilities and obligations thereunder with respect to the Business accruing after the Closing Date, in each case effective as of the Closing (the “CMS Assignment and Assumption”); and

(l)    such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

9.2    Buyer Documents. At the Closing, Buyer shall deliver or cause to be delivered to Seller (or, in the case of the applicable portion of the Purchase Price, the applicable third parties as contemplated under Section 2.2):

(a)    the Purchase Price in accordance with Section 2.2;

(b)    the Transition Services Agreement, duly executed by Buyer;

(c)    the Indemnity Escrow Agreement, duly executed by Buyer;

(d)    a good standing certificate issued by the Secretary of State of Buyer’s jurisdiction of formation;

(e)    certified copies of all corporate or other resolutions necessary to authorize Buyer’s execution, delivery and performance of this Agreement, including the consummation of the transactions contemplated hereby;

(f)    the CMS Assignment and Assumption, duly executed by Buyer; and

(g)    the certificate described in Section 7.1(c).

ARTICLE 10

SURVIVAL; INDEMNIFICATION

10.1    Survival. The representations and warranties of Seller and Buyer and the covenants and agreements of Seller and Buyer to be performed in full prior to Closing shall survive the Closing until the 15 month anniversary of the Closing Date, other than (i) the representations and warranties contained in Section 3.1, Section 3.2, and Section 3.18, which shall survive until 60 days following the expiration of the applicable statute of limitations (including any extension thereof, whether automatic or permissive), and (ii) the representations and warranties contained in Section 3.5, which shall survive until 180 days following the expiration of the applicable statute of limitations (including any extension thereof, whether automatic or permissive). The covenants and agreements of Seller and Buyer to be performed in whole or in part after Closing shall survive the Closing until performed in full in accordance with their respective terms. Claims for indemnification under Section 10.2(a)(iii) or Section 10.2(a)(iv) shall survive the Closing until 90 days following the expiration of the applicable statute of limitations (including any extension thereof, whether automatic or permissive). Seller and Buyer shall not have any liability under Sections 10.2 and 10.3, respectively, unless a claim for Losses for which indemnification is sought thereunder is asserted by Buyer or Seller, as the case may be, within the applicable survival period set forth above; provided, however, that the good faith written assertion of any such claim by a party against the other party hereunder prior to the applicable survival period set forth above shall extend the survival period with respect to such claim through the date such claim is conclusively resolved.

10.2    Indemnification by Seller.

(a)    Subject to the limitations, conditions and provisions set forth in this ARTICLE 10, after the Closing, Seller shall indemnify and hold Buyer and its Affiliates (including, following the Closing, the Acquired Companies) and their respective partners, shareholders, members, officers, directors, managers, employees and other representatives (each a “Buyer Indemnified Party” and, collectively, the “Buyer Indemnified Parties”), harmless from and against and with respect to, and shall pay and reimburse each of them for, any and all Losses incurred or suffered by, or imposed upon, any such Buyer Indemnified Party resulting from, arising out of, or relating to (i) any inaccuracy in or breach of any representation or warranty of Seller contained in this Agreement or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement, (ii) any failure by Seller to perform any of its covenants or agreements set forth in this Agreement, (iii) any Company Transaction Costs or Indebtedness of any

Acquired Company outstanding as of the Closing to the extent not deducted from the Purchase Price pursuant to Section 2.2, and (iv) that matter listed on Schedule 10.2(a)(iv).

(b)    Seller’s obligation to indemnify the Buyer Indemnified Parties pursuant to Section 10.2(a) shall be subject to the following limitations and provisions, as applicable:

(i)    Seller’s obligations to indemnify Buyer and each Acquired Company with respect to Seller Taxes as set forth in Section 11.1(a) are solely as set forth in Section 11.1, which shall be separate and distinct from (but not duplicative of any Losses indemnified pursuant to) the provisions of this ARTICLE 10 and such indemnification obligations for Seller Taxes shall not be subject to Section 10.2(b)(ii) or Section 10.2(b)(iii)(A), but shall be subject to Section 10.2(b)(iii)(B), Section 10.2(b)(iii)(C) and Section 10.2(c).

(ii)    No indemnification shall be required to be made by Seller under Section 10.2(a)(i) with respect to any claims for Losses thereunder until the aggregate amount of all of the Buyer Indemnified Parties’ Losses under Section 10.2(a)(i) exceeds Two Million Six Hundred Five Thousand Dollars ($2,605,000) (the “Deductible Amount”), in which case Seller shall then be liable thereunder to the Buyer Indemnified Parties only for such Losses in excess of the Deductible Amount; provided, however, that the limitation set forth in this Section 10.2(b)(ii) shall not apply to Losses resulting from, arising out of, or relating to any inaccuracy in or breach of any representation or warranty in Section 3.1, Section 3.2, Section 3.5 or Section 3.18 or claims for fraud.

(iii)    After the Closing:

(A)    the Buyer Indemnified Parties’ sole and exclusive remedy for any Losses arising under Section 10.2(a)(i) shall be a claim for indemnification against the Indemnity Escrow Funds for which the Buyer Indemnified Parties are entitled to indemnification from Seller pursuant to Section 10.2, which shall constitute a cap on the maximum total liability of Seller arising under Section 10.2(a)(i); provided, however, that the limitation set forth in this Section 10.2(b)(iii)(A) shall not apply to Losses resulting from, arising out of, or relating to any inaccuracy in or breach of any representation or warranty in Section 3.1, Section 3.2, Section 3.3, Section 3.5, or Section 3.18 or claims for fraud;

(B)    prior to the date that is the fifteen (15) month anniversary of the Closing Date and so long as any Indemnity Escrow Funds remain available, the Buyer Indemnified Parties shall first make claims for indemnification against the Indemnity Escrow Funds for any Losses (including Losses arising under Section 10.2(a)(i) relating to any inaccuracy in or breach of any representation or warranty in Section 3.1, Section 3.2, Section 3.3, Section 3.5, or Section 3.18, arising under Sections 10.2(a)(ii), (a)(iii) or (a)(iv), or arising under Section 11.1(a)); and

(C)    the aggregate amount of all Losses for which Seller shall be liable arising under Section 10.2(a)(i) relating to any inaccuracy in or breach of any representation or warranty in Section 3.1, Section 3.2, Section 3.3, Section 3.5, or Section 3.18, arising under Sections 10.2(a)(ii), (a)(iii) and (a)(iv) and collectively for all Losses under Section 10.2(a), and arising under Section 11.1(a), together with all other Losses of Buyer under this Agreement, shall be an amount equal to the Purchase Price, which shall in all cases constitute a cap on the total maximum liability of Seller under this Agreement.

(iv)    For purposes of this ARTICLE 10, solely for the purpose of calculating the amount of any Losses arising out of or resulting from any inaccuracy or breach of any representation or warranty of Seller contained in this Agreement (and not for determining the existence of any inaccuracy or breach of any representation or warranty of Seller contained in this Agreement), the representations and warranties of Seller contained in this Agreement shall be deemed to have been made without any qualifications as to materiality or Material Adverse Effect.

(c)    Seller, Buyer and the Escrow Agent shall execute and deliver, at or prior to the Closing, an Indemnity Escrow Agreement substantially in the form attached hereto as Exhibit E, with such changes as Seller and Buyer may reasonably agree that are consistent with this Agreement (the “Indemnity Escrow Agreement”), in accordance with which, on the Closing Date, pursuant to Section 2.2, Buyer shall deposit with the Escrow Agent an amount in cash equal to Twenty-Six Million Fifty Thousand Dollars ($26,050,000) (the “Indemnity Escrow Deposit”) (all amounts held from time to time by the Escrow Agent pursuant to the Indemnity Escrow Agreement in respect of such deposit, including any interest or other earnings in respect of such deposit, the “Indemnity Escrow Funds”).

The Indemnity Escrow Funds shall be held and disbursed in accordance with the terms of this Agreement and the Indemnity Escrow Agreement and the following provision: no later than the second Business Day after the fifteen (15) month anniversary of the Closing Date, the portion of the Indemnity Escrow Funds not then subject to outstanding indemnification claims by any Buyer Indemnified Party pursuant to this Agreement shall be released by the Escrow Agent to Seller. In connection with the release of any portion of the Indemnity Escrow Funds pursuant to this Section 10.2(c), Seller and Buyer shall promptly execute and deliver to the Escrow Agent in accordance with the Indemnity Escrow Agreement written instructions instructing the Escrow Agent to make the payments set forth in this Section 10.2(c).

10.3    Indemnification by Buyer.

(a)    Subject to the limitations, conditions and provisions set forth in this ARTICLE 10, after Closing, Buyer hereby agrees to indemnify and hold Seller and its partners, shareholders, members, officers, directors and employees, as the case may be (each a “Seller Indemnified Party” and, collectively, the “Seller Indemnified Parties”), harmless from and against and with respect to, and shall reimburse any of them for, any and all Losses suffered by such Seller Indemnified Party resulting from, arising out of, or relating to any breach of any representation or warranty of Buyer made, or any failure by Buyer to perform any of its covenants or agreements set forth, in this Agreement.

(b)    Buyer’s obligation to indemnify the Seller Indemnified Parties pursuant to Section 10.3(a) shall be subject to all of the following limitations:

(i)    Buyer’s obligation to indemnify Seller with respect to any Losses set forth in Section 11.1(b) are solely as set forth in Section 11.1(b), which shall be separate and distinct from the provisions of this ARTICLE 10, and not be subject to this Section 10.3.

(ii)    After the Closing, the Seller Indemnified Parties’ sole and exclusive remedy for any Losses (whether such Losses result from a claim framed in tort, contract or otherwise) arising out of or in connection with this Agreement, the other Ancillary Documents and the transactions contemplated hereby and thereby shall be a claim for indemnification from Buyer pursuant to this Section 10.3.

10.4    Procedure for Indemnification.    The procedure for indemnification pursuant to this ARTICLE 10 and SECTION 11.1 (except to the extent of a conflict with Section 11.8, in which case Section 11.8 shall govern) shall be as follows:

(a)    It is understood and agreed that a party may be entitled to indemnification, in accordance with the provisions hereof, whether based on a claim directly between the parties or based on a claim brought by a third party. The party claiming indemnification (the “Claimant”) shall promptly give notice to the party from which indemnification is claimed (the “Indemnifying Party”) and, in the case of a claim by a Buyer Indemnified Party against the Indemnity Escrow Funds, the Escrow Agent, of any claim, whether between the parties or brought by a third party, specifying in reasonable detail the factual basis for the claim and the amount thereof, if reasonably practicable and estimated in good faith, and containing a reference to the provision(s) of this Agreement under which such indemnification claim is made. If the claim relates to an Action by a third party against Claimant (a “Third Party Action”), such notice shall be given by Claimant within a reasonable period of time after Claimant receives notice of such Third Party Action, which in any event shall be no later than 20 Business Days after Claimant receives written notice of such Third Party Action. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure.

(b)    With respect to claims solely between the parties, following receipt of notice from the Claimant of a claim, the Indemnifying Party shall have up to 20 days to make such investigation of the claim as the Indemnifying Party deems necessary or desirable. For the purposes of such investigation, the Claimant agrees to make available to the Indemnifying Party and its authorized representatives such documents and other information relating to the claim as the Indemnifying Party may reasonably request. If the Claimant and the Indemnifying Party agree at or prior to the expiration of such 20-day period (or any mutually agreed upon extension thereof) to the validity and amount of such claim, the Indemnifying Party shall immediately pay to the Claimant the full amount agreed to, subject to the terms hereof (including Sections 10.2(b) and 10.3(b)), including where Seller is the Indemnifying Party and the claim is to be satisfied by Indemnity Escrow Funds, by executing and delivering written instructions to the Escrow Agent to pay the full amount so agreed from the Indemnity Escrow Funds. If the Claimant and the Indemnifying Party do not agree within such 20-day period (or any mutually agreed upon extension thereof), the Claimant may seek appropriate remedies at law or equity, as applicable, to enforce its claim for indemnification hereunder, subject to the applicable limitations of Sections 10.2(b) and 10.3(b).

(c)    The Claimant will be entitled, at the sole expense and liability of the Indemnifying Party and subject to the other terms and conditions herein, to exercise full control of the defense, compromise and settlement of any Third Party Action, unless (i) the Indemnifying Party, promptly after the giving of notice of the Third Party Action by the Claimant to the Indemnifying Party (but in no event later than 15 days thereafter), notifies the Claimant in writing of the Indemnifying Party’s intention to assume such defense, acknowledges its obligation to indemnify the Claimant for Losses related to such Third Party Action, and promptly thereafter, retains legal counsel reasonably satisfactory to the Claimant to conduct the defense of such Third Party Action, (ii) the Third Party Action involves only money damages and does not seek an injunction or other equitable relief against the Claimant, (iii) the Third Party Action does not relate to or otherwise arise in connection with any criminal or regulatory enforcement action, and (iv) the Indemnifying Party conducts the defense of the Third Party Action diligently. In the event that the Indemnifying Party does not, within fifteen (15) days of its receipt of notice of a Third Party Action pursuant to subclause (i) above of this Section 10.4(c), elect to undertake such defense, Claimant may undertake the defense, opposition, compromise or settlement of such Third Party Action with counsel selected by it at the Indemnifying Party’s cost. If the Claimant defends any Third Party Action pursuant to the preceding sentence or pursuant to subclauses (ii) – (iv) above of this Section 10.4(c), then the Indemnifying Party shall promptly reimburse the Claimant for the reasonable costs and expenses of defending such Third Party Action upon submission of periodic bills.

(d)    Each party will cooperate with the other party in connection with the defense, compromise or settlement of any Third Party Action in accordance with this Agreement in any manner that reasonably may be requested. If the Indemnifying Party so assumes and prosecutes the defense of any such Third Party Action in accordance with Section 10.4(c), the Claimant will have the right to employ separate counsel and to participate in (but not control) the defense, compromise or settlement of the Third Party Action, but the fees and expenses of such counsel will be at the expense of the Claimant, unless (i) the Indemnifying Party has agreed to pay such fees and expenses or (ii) the Claimant has been advised by its legal counsel that there may be one or more defenses available to it which are different from or additional to those available to the Indemnifying Party or that an actual or potential conflict of interest would make the representation of both the Indemnifying Party and the Claimant by the same counsel inadvisable, and in any such case the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party.

(e)    No Claimant will settle or compromise any such Third Party Action for which it is entitled to indemnification under this Agreement without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, delayed or conditioned. Except as otherwise provided in this Section 10.4(e), an Indemnifying Party shall not settle or compromise any Third Party Action without the prior written consent of the Claimant, such consent not to be unreasonably withheld, delayed or conditioned. An Indemnifying Party may settle or compromise any Third Party Action without such consent so long as the Indemnifying Party (i) receives a firm offer to settle such Third Party Action without leading to liability or the creation of a financial or other obligation on the part of any Claimant,
(ii) pays the entire amount of such settled or compromised Third Party Action, (iii) such settlement or compromise does not contain an admission of wrongdoing on the part of any Claimant or contain any non-monetary terms, (iv) such settlement or compromise provides for the full and unconditional release of the Claimant in customary form from all liability in connection with such Third Party Action and (v) the Indemnifying Party gives prior written notice to the Claimant of such proposed settlement or compromise and the Claimant fails to consent to such proposed settlement or compromise within 10 days after its receipt of such notice.

10.5    No Circular Recovery. Seller, on behalf of itself and its Affiliates, hereby agrees that it will not make any claim for indemnification against any Buyer Indemnified Party by reason of the fact that Seller or any of its Affiliates was a controlling person, director, manager, employee or representative of any of the Acquired Companies or was serving as such for another Person at the request of any of the Acquired Companies (whether such claim is for Losses of any kind or otherwise) with respect to any claim brought by a Buyer Indemnified Party against Seller under this Agreement or otherwise relating to this Agreement. With respect to any claim brought by a Buyer Indemnified Party against Seller under this Agreement or otherwise relating to this Agreement, Seller expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against the Acquired Companies with respect to any amounts owed by Seller pursuant to this ARTICLE 10 or otherwise.

ARTICLE 11

TAX MATTERS

11.1    Tax Indemnity.

(a)    Subject to Sections 10.2(b)(i) and 10.4, Seller hereby agrees to indemnify Buyer and each Acquired Company and hold them harmless from and against (i) all Taxes (other than Transfer Taxes which, for the avoidance of doubt, are addressed in Section 11.1(a)(iii) and Section 11.6) of Seller with respect to the transactions contemplated by this Agreement and otherwise, (ii) any Losses attributable to all Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period, and (iii) Seller’s allocable portion of all Transfer Taxes pursuant to Section 11.6 (collectively, “Seller Taxes”); provided, however, that Seller Taxes shall not include any Taxes solely to the extent directly resulting from a breach by Buyer of Sections 11.3(a), 11.3(c), and 11.6.

(b)    Buyer hereby agrees to indemnify Seller and its Affiliates and hold them harmless from and against any Losses attributable to all Taxes of the Acquired Companies arising with respect to a Tax period, or portion thereof, beginning after the Closing Date (a “Post-Closing Tax Period”).

(c)    Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 11.1 shall continue in effect until 180 days following the expiration of the applicable Tax-related statute of limitations (including any extension thereof, whether automatic or permissive), at which time such obligations shall expire and be of no further force or effect.

11.2    Straddle Period Allocation. For purposes of Section 11.1, the amount of Taxes allocable to the portion of a Straddle Period ending on the Closing Date shall be: (a) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes and similar ad valorem obligations), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (b) in the case of Taxes not described in clause (a) above (such as payroll Taxes, Taxes imposed upon or measured by income, Taxes based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity, as if the taxable period of such partnership or other “flowthrough” entity ended as of the end of the Closing Date).

11.3    Tax Returns.

(a)    Buyer, Seller and their respective Affiliates acknowledge and agree that the sale and purchase of the Equity Interests shall be treated for U.S. federal income Tax purposes, and any analogous state or local Tax purposes, as the sale and purchase of the assets of the Acquired Companies. Buyer, Seller and their respective Affiliates will file all Tax Returns in a manner consistent with such treatment, and will take no position inconsistent with such characterization for federal, state or local income Tax purposes, including in any audit, judicial or administrative proceeding, unless otherwise required by applicable Tax Law.

(b)    Except as otherwise provided in Section 11.6, Seller shall prepare and file (or cause to be prepared and filed) (i) all Flow-Through Tax Returns, and (ii) all Tax Returns (other than Flow-Through Tax Returns) for the Acquired Companies, for taxable periods ending on or before the Closing Date (each Tax Return described in clause (ii), a “Pre-Closing Tax Return”). Each such Pre- Closing Tax Return shall be prepared in a manner consistent with past custom and practice, except as otherwise required by applicable Law.

(c)    Buyer shall prepare and file (or cause to be prepared and filed), all Tax Returns of the Acquired Companies with respect to a Straddle Period (each, a “Straddle Tax Return”), and each such Straddle Tax Return shall be prepared in a manner consistent with past custom and practice except as otherwise required by applicable Law. Buyer shall provide a copy of each such Straddle Tax Return, together with all supporting documentation and workpapers, to Seller for Seller’s review and comment at least thirty (30) days prior to the due date (taking into account all valid extensions) for filing such Straddle Tax Return, and Buyer shall include any reasonable comments provided in writing by Seller to Buyer at least fourteen (14) days prior to the due date (taking into account all valid extensions) for filing such Straddle Tax Return.

11.4    Refunds. The amount or economic benefit of any Tax refund (whether in cash or as a credit against or offset to any Tax) in respect of any Tax of the Acquired Companies attributable to any Pre-Closing Tax Period received by Buyer, the Acquired Companies or any of their respective Affiliates shall be for the account of Seller, to the extent such refund exceeds the amount of the refund of such Taxes reflected as an asset on the books of the Acquired Companies, and the recipient thereof shall pay such amount (including any interest received thereon, but less any Taxes, reasonable costs or expenses incurred by Buyer, the Acquired Companies or any of their respective Affiliates in connection with obtaining such Tax refund) over to Seller within ten (10) days after any such refund is received, credited or applied as an offset, as the case may be. Buyer shall elect not to carry any loss, credit or other Tax benefit item from a Post-Closing Tax Period (a “Post-Closing Tax Refund”) back to a Pre-Closing Tax Period, except in any case where it is required by Law to carry back such Post-Closing Tax Refund, in which case any refund due that is attributable to such Post-Closing Tax Refund will be payable to Buyer. Notwithstanding anything in this Agreement to the contrary, in the event that any such Tax refund is subsequently determined by any Governmental Entity to be less than the amount paid by the recipient thereof to Seller pursuant to this Section 11.4, Seller shall return any such disallowed amounts (plus any interest and penalties in respect of such disallowed Tax refunds owed to a Governmental Entity) to such payor within ten (10) Business Days after receipt of written notice from such payor requesting the same.

11.5    Cooperation. Each of Buyer and Seller, and each of their respective Affiliates, shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns of or with respect to the Acquired Companies and/or during the course of any audit, litigation or other proceeding with respect to Taxes of or attributable to the Acquired Companies. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of Seller and Buyer agrees, and following the Closing, Buyer agrees to cause the Acquired Companies, (i) to retain all books and records with respect to Tax matters pertaining to the Acquired Companies until the expiration of the applicable statute of limitations, and (ii) to give the other party (and following the Closing, Buyer agrees to cause the Acquired Companies to give Seller) reasonable written notice prior to transferring, destroying or discarding any such books and records and, on receipt of such notice, if the other party so requests, Seller or Buyer shall, as applicable, allow the other party to take possession of such books and records. Buyer and Seller agree that Seller shall be entitled to retain copies of the books and records of the Acquired Companies which they believe are appropriate for the filing of Tax Returns as described in this Article 11. Buyer and Seller further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby). Any information or documents provided or retained under this Section 11.5 shall be kept confidential by the party receiving or retaining the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.

11.6    Transfer Taxes. Buyer and Seller shall each be responsible for the payment of fifty percent (50%) of all governmental Taxes, fees and charges applicable to the transfer of the Equity Interests under this Agreement (including sales, use and real property transfer taxes, stamp and stock transfer taxes and the costs of recording or filing all applicable conveyance instruments) (collectively, “Transfer Taxes”) and for the reasonable out-of-pocket costs and expenses incurred in preparing and filing any Tax Returns with respect to such Transfer Taxes. The parties hereto will cooperate, to the extent reasonably requested and as permitted by applicable Law, in minimizing any such Transfer Taxes. The party required by applicable Law to file a Tax Return with respect to such Transfer Taxes will (a) do so within the time period prescribed by applicable Law, pay the full amount of such Transfer Tax to the appropriate Governmental Entity in accordance with applicable Law, (b) notify the other party in writing of the amount paid, and (c) attach to such notification a copy of any Tax Returns filed in connection with such Transfer Tax. The other party shall pay the party that paid the Transfer Tax an amount equal to fifty percent (50%) of such Transfer Tax by check or wire transfer of immediately available funds within five (5) Business Days after receiving such notice.

11.7    Purchase Price Allocations. Within ninety (90) days following the determination of the Final Adjustment Amount pursuant to Section 2.3(i), Buyer shall deliver to Seller a draft allocation of the Purchase Price

(and all other consideration payable pursuant to this Agreement, as determined for U.S. federal income tax purposes) among the assets of the Acquired Companies in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (the “Draft Allocation”). If Seller does not object to the Draft Allocation within thirty (30) days of receipt thereof, then the Draft Allocation shall become final and binding on the parties. Seller shall make any objection to the Draft Allocation in writing to Buyer and shall set forth the basis for such objection. If Seller timely objects to the Draft Allocation, then Buyer and Seller agree to negotiate in good faith to resolve any disputes over the Draft Allocation and to attempt to resolve any differences between the parties. Seller and Buyer and their Affiliates shall report, act and file Tax Returns (including, but not limited to IRS Form 8594) in all respects and for all purposes consistent with the allocation as agreed to (the “Final Allocation”) and shall not take any position (whether in audits or otherwise) that is inconsistent with the Final Allocation; provided, however, that if Buyer and Seller fail to agree on a Final Allocation, the disputed items shall be referred to the Independent Accountant for resolution in accordance with the procedures set forth in Section 2.3(f) and the fees and expenses of such Independent Accountant shall be borne by the parties in accordance with the provisions of Section 2.3(f). Any payments to be made pursuant to Section 2.3(i) and any amounts paid by an Indemnifying Party under Article 10 and Section 11.1 shall be treated as an adjustment to the Purchase Price (including by Buyer and Seller on their respective Tax Returns) for Tax purposes and allocated as provided by Treasury Regulation § 1.1060-1(c). The parties will cooperate in good faith to promptly update the Final Allocation for any adjustments to the Purchase Price and will prepare and file amended Tax Returns to reflect such updated allocation, and not take any position (whether in audits or otherwise) that is inconsistent with such updated allocation.

11.8    Tax Claims.

(a)    Upon receipt by Buyer or any of its Affiliates of any written notice from a Taxing Authority of an audit, claim or proceeding with respect to Taxes for which any of the Buyer Indemnified Parties may be entitled to indemnification under Section 10.2 or Section 11.1 or that could otherwise increase Seller’s liability for Taxes (a “Tax Claim”), Buyer shall promptly notify Seller in writing. Such notice shall include a copy of the relevant portion of any correspondence received from the relevant Taxing Authority and describe in reasonable detail the nature of such Tax Claim.

(b)    Seller shall have the right to control in good faith any Tax Claim that relates solely to one or more taxable periods that end on or prior to the Closing Date or to a Flow-Through Tax Return (including the right to settle or compromise such Tax Claim); provided, however that, other than with respect to any Tax Claim that relates to a Flow-Through Tax Return: (i) Seller will keep Buyer informed concerning the progress, developments and events of the portion of such Tax Claim; (ii) Seller will provide to Buyer copies of all correspondence and other documents relevant to the portion of such Tax Claim; and (iii) Seller will not settle the portion of such Tax Claim, if any, related to the Acquired Companies, the Business, or the assets of the Acquired Companies, without the prior written consent of Buyer, which consent shall not to be unreasonably withheld, conditioned or delayed. Buyer will have the right to participate in the defense of any such Tax Claim (other than a claim relating to a Flow-Through Tax Return) (which will include participation in meetings with Taxing Authorities and review and comment on written submissions to Taxing Authorities) and to employ counsel, at its own expense, separate from the counsel employed by Seller.

(c)    With respect to any Tax Claim that Seller does not have the right to control pursuant to Section 11.8(b) , Buyer will control in good faith such Tax Claim (including the right to settle or compromise such Tax Claim); provided, however, that Buyer (x) will keep Seller reasonably informed concerning the progress, developments and events of such Tax Claim, (y) provide Seller copies of all correspondence and other documents relevant to such Tax Claim, and (z) will not settle such Tax Claim without the prior written consent of Seller, which consent will not be unreasonably withheld, conditioned or delayed. In addition, Seller will have the right to participate in the defense of any such Tax Claim (which will include participation in meetings with Taxing Authorities and review and comment on written submissions to Taxing Authorities) and to employ counsel, at Seller’s expense, separate from the counsel employed by Buyer.

(d)    Notwithstanding any provision herein to the contrary, to the extent that a provision of this Section 11.8 directly conflicts with Section 10.4, this Section 11.8 shall control.

11.9    Tax Treatment of Indemnity Payments. Each of Buyer and Seller agree that any indemnification payments made under this Agreement shall be treated as Purchase Price adjustments for U.S. federal income tax purposes (and state, local, and foreign Tax purposes where applicable) to the extent permitted by applicable Law.

11.10    Wage Reporting. To the extent applicable, Seller and the Buyer shall follow the “standard procedures” for preparing and filing Internal Revenue Service Forms W-2 (Wage and Tax Statements), as described in Revenue Procedure 2004-53 for Continuing Employees. Under this procedure, (i) Seller shall provide all required Forms W-2 to (x) all Continuing Employees reflecting wages paid and taxes withheld by Seller or any Acquired Company prior to the Employment Commencement Date, and (y) all other employees and former employees of Seller or any Acquired Company who are not Continuing Employees reflecting all wages paid and taxes withheld by Seller or any Acquired Company, and (ii) Buyer (or one of its Affiliates) shall provide all required Forms W-2 to all Continuing Employees reflecting all wages paid and taxes withheld by Buyer (or one of its Affiliates) on and after the Employment Commencement Date.

11.11    Tax Sharing, Indemnity and Allocation Agreements. Any and all existing Tax sharing, indemnity, allocation or similar agreements between Seller or any Affiliate of Seller (excluding the Acquired Companies), on the one hand, and any of the Acquired Companies, on the other hand, shall be terminated and all payables and receivables arising thereunder shall be settled, in each case, at or prior to Closing. After Closing, the Acquired Companies shall not have any further rights or liabilities thereunder or under any payables or receivables arising thereunder.

ARTICLE 12

Termination And Remedies
12.1    Termination. This Agreement may be terminated prior to Closing as follows:

(a)    by mutual written agreement of Buyer and Seller;

(b)    by written notice from Buyer to Seller if (i) Buyer is not in material breach of its obligations under this Agreement, (ii) Seller breaches its representations or warranties, or defaults in the performance of its covenants, contained in this Agreement and (iii) all such breaches and defaults of Seller that are not cured within the Cure Period would prevent any of the conditions to the obligations of Buyer set forth in Section 8.1 from being satisfied;

(c)    by written notice from Seller to Buyer if (i) Seller is not in material breach of its obligations under this Agreement, (ii) Buyer breaches its representations or warranties, or defaults in the performance of its covenants, contained in this Agreement and (iii) all such breaches and defaults of Buyer that are not cured within the Cure Period would prevent any of the conditions to the obligations of Seller set forth in Section 7.1 from being satisfied; provided, however, that no Cure Period shall apply to Buyer’s obligation to pay the Purchase Price at the Closing; or

(d)    by written notice from Buyer to Seller, or from Seller to Buyer, if (i) the Closing does not occur by the nine (9) month anniversary of the date hereof (such date, the “Outside Date”), unless the Closing has not occurred by such date as a result of a material breach of this Agreement by the party providing such notice of termination, (ii) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (iii) any Governmental Entity shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

12.2    Cure Period. Prior to the Closing, each party shall give the other party prompt written notice upon learning of any breach or default by the other party under this Agreement, and such notice shall specify the breach. The term “Cure Period” as used herein means a period commencing on the date Buyer or Seller receives from the other written notice of breach or default hereunder and continuing until the earlier of (i) twenty (20) Business Days after receipt of such notice or (ii) five (5) Business Days after the day otherwise scheduled for the Closing.

12.3    Effect of Termination. In the event that this Agreement is terminated pursuant to Section 12.1, this Agreement shall become void and of no effect and all rights and obligations of the parties hereunder shall terminate without liability on the part of any party hereunder; provided, however that the termination of this Agreement shall not relieve either party of any liability for breach or fraud under this Agreement that occurred prior to the date of termination, and provided further that notwithstanding anything contained herein to the contrary, ARTICLE 1 (Definitions; Interpretation), Section 6.1 (Confidentiality), this Section 12.3, and ARTICLE 13 (Miscellaneous) shall survive any termination of this Agreement.

12.4 Specific Performance. The parties hereto acknowledge and agree that the parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any party hereto could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any party hereto may be entitled, at law or in equity (including monetary damages), such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief, subject to obtaining any required Governmental Consents, to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking. Without limiting the generality of the foregoing, the parties hereto agree that the party seeking specific performance shall be entitled to enforce specifically (a) a party’s obligations under Section 2.5 and (b) a party’s obligation to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and pay the Purchase Price), if the conditions set forth in ARTICLE 7 or ARTICLE 8, as applicable, have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived, without the requirement of the prevailing party to post a bond. In addition to the foregoing, the prevailing party enforcing its rights under this Agreement or any Ancillary Document shall be entitled to prompt payment on demand from the other party of the reasonable attorneys’ fees and costs incurred by the prevailing party in enforcing such rights.

ARTICLE 13

MISCELLANEOUS

13.1    Expenses. Except as may be otherwise specified herein, each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement. For the avoidance of doubt, all expenses incurred by the Acquired Companies on or prior to the Closing Date in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement and the Ancillary Documents shall be paid by Seller. All governmental fees and charges applicable to any requests for Governmental Consents shall be paid one-half by Seller and one-half by Buyer. Each party is responsible for any commission, brokerage fee, advisory fee or other similar payment that arises as a result of any agreement or action of it or any party acting on its behalf in connection with this Agreement or the transactions contemplated hereby.

13.2    Further Assurances. After the Closing, each party shall from time to time, at the request of and without further cost or expense to the other, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be necessary in order to more effectively consummate the transactions contemplated hereby.

13.3    Assignment. Neither party may assign this Agreement without the prior written consent of the other party hereto, provided, however, that Buyer may assign its rights hereunder to an Affiliate of Buyer upon written notice to Seller and Buyer may designate Scripps Broadcasting Holdings, LLC, a Nevada limited liability company and wholly-owned subsidiary of Buyer (“SBH LLC”), as the acquirer of the FCC Licenses under the FCC Applications or otherwise effect an assignment of the FCC Licenses to Scripps Broadcasting Holdings, LLC effective as of the Closing or thereafter (and Seller agrees to cooperate with Buyer in pursuing the FCC’s consent to this assignment of the FCC Licenses to SBH LLC so that such assignment may be completed at the Closing), provided that (i) any such assignment or designation does not delay the processing of the FCC Applications, the grant of the FCC Consent, the HSR Clearance or the Closing, (ii) any such assignee of Buyer’s rights under this Agreement shall deliver to Seller a written instrument of assumption with respect to this Agreement pursuant to which such assignee shall (x) make to Seller the representations and warranties contained in ARTICLE 4 with respect to such assignee and (y) covenant to Seller to observe, satisfy, discharge and perform the covenants of Buyer set forth in this Agreement and (iii) Buyer shall remain liable for all of its obligations hereunder (including those assigned to such assignee), including the payment of the Purchase Price pursuant to Section 2.2 hereof. Notwithstanding anything to the contrary herein, Buyer shall be permitted to collaterally assign its rights and remedies under this Agreement and the other Ancillary Documents to any Debt Financing Source in respect of the Debt Financing, but no such assignment shall relieve any such assignor of its obligations under this Agreement or any of the Ancillary Documents. The terms of this Agreement shall bind and inure to the benefit of the parties’ respective successors and any permitted assigns, and no assignment shall relieve any party of any obligation or liability under this Agreement.

13.4    Notices. Any notice pursuant to this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) when delivered by hand, by registered mail, by courier or express delivery service or (b) upon confirmation of receipt (other than an automatically-generated confirmation) when sent by electronic mail to the address or email address, as applicable, set forth beneath the name of such party below (or to such other address or email address, as applicable, as such party shall have specified in a written notice in accordance with this Section 13.4 given to the other parties hereto):

if to Seller:	Cordillera Communications, LLC c/o Evening Post Industries, Inc. 134 Columbus Street
Charleston, South Carolina 29403 Attention: Joe Waring
Email: jwaring@eveningpostindustries.com

with a copy (which shall not
constitute notice) to:    Cooley LLP
1299 Pennsylvania Ave., NW Suite 700
Washington, DC 20004 Attention: Michael D. Basile Email: mdbasille@cooley.com

if to Buyer:    Scripps Media, Inc.
312 Walnut Street, 28th Floor Cincinnati, OH 45202
Attention: (i) William Appleton, Executive Vice President and General Counsel and (ii) Robin Davis, Vice President/Strategy and Corporate Development
Email: (i) appleton@scripps.com and (ii) robin.davis@scripps.com with a copy (which shall not
constitute notice) to:    Baker & Hostetler LLP
312 Walnut Street, Suite 3200 Cincinnati, OH
Attention: Rob Morwood
Email: rmorwood@bakerlaw.com

13.5    Amendments; Waivers. No amendment or waiver of compliance with any provision hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver or consent, by the party against whom the waiver or consent is to be effective. No waiver by any party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach or violation of, default under, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof. Notwithstanding anything to the contrary herein, none of the Debt Financing Provisions may be amended, modified or waived in a manner adverse to the Debt Financing Sources without the prior consent of the Debt Financing Sources.

13.6    Severability. If any Governmental Entity holds any provision in this Agreement invalid, illegal or unenforceable as applied to any party or to any circumstance under any applicable Law, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement, but this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision or part of a provision had never been contained herein and such provision or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent permitted by applicable Law; provided that any such reform or construction does not affect the economic or legal substance of this Agreement and the transactions contemplated hereby in a manner adverse to either party and, if any such reform or construction does affect the economic or legal substance of this Agreement and the transactions contemplated hereby in a manner adverse to either party, the parties shall negotiate in good faith a replacement provision for such invalid, illegal or unenforceable provision which shall accomplish the original intention of the parties with respect to such provision to the greatest extent practicable.

13.7    No Beneficiaries. Except as provided in Section 6.11, ARTICLE 10 and ARTICLE 11, nothing in this Agreement expressed or implied is intended or shall be construed to give any rights to any Person other than the parties hereto and their successors and permitted assigns. Notwithstanding the foregoing, the Debt Financing Sources shall be third-party beneficiaries of each of the Debt Financing Provisions.

13.8    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement and the negotiation, execution, performance or nonperformance, interpretation, termination, construction and all matters based upon, arising out of or related to this Agreement, whether arising at law or in equity (collectively, the “Covered Matters”), and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to the Covered Matters, except for documents, agreements and instruments that specify otherwise, shall be governed by the laws of the State of Delaware without giving effect to the choice of law provisions thereof.

(b)    All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware or federal courts of the United States of America for the District of Delaware, to the extent the Chancery Court of the State of Delaware does not have jurisdiction over any such Action, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such Action and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Action. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. The consents to jurisdiction set forth in this Section 13.8 shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 13.8 and shall not be deemed to confer rights on any third party.

(c)    Notwithstanding the foregoing Section 13.8(a) or Section 13.8(b), each of the parties agrees that it will not bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or the Ancillary Documents or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance of the transactions related thereto, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York located in the County of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 13.8(b) mutatis mutandis but with respect to the courts specified in this Section 13.8(c).

(d)    BUYER AND SELLER HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF BUYER OR SELLER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF, INCLUDING ANY ACTION AGAINST THE DEBT FINANCING SOURCES ARISING OUT OF, OR RELATING TO, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE DEBT FINANCING.

13.9    Neutral Construction. The parties hereto agree that this Agreement was negotiated at arms-length and that the final terms hereof are the product of the parties’ negotiations. This Agreement shall be deemed to have been jointly and equally drafted by all such parties, and the provisions hereof should not be construed against a party on the grounds that the party drafted or was more responsible for drafting the provision.

13.10    Non-Recourse Against Debt Financing Sources; Waiver of Certain Claims. Notwithstanding anything to the contrary contained in this Agreement, the parties hereto hereby agree that no Debt Financing Source shall have any liability to Seller or any of its Affiliates or any other Person relating to or arising out of this Agreement, any of the Ancillary Documents or the Debt Financing (including any claim for any Losses suffered as a result of any breach of this Agreement, any of the Ancillary Documents or the terms of the Debt Financing), or any document related thereto (including any willful breach thereof), or the failure of the transactions contemplated hereby or thereby to be consummated), whether at law or equity, in contract or in tort or otherwise, and neither Seller nor any of its Affiliates shall have any rights or claims whatsoever against any of the Debt Financing Sources under this Agreement, any of the Ancillary Documents or in connection with the Debt Financing, whether at law or equity, in contract or in tort, or otherwise. Seller hereby agrees, on behalf of itself and its Affiliates, that none of the Debt Financing Sources shall have any liability or obligations to Seller or any of its Affiliates relating to this Agreement, any of the Ancillary Documents or any of the transactions contemplated herein or therein (including with respect to the Debt Financing). Seller and its Affiliates hereby waive any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Debt Financing Sources that may be based upon, arise out of or relate to this Agreement, any of the Ancillary Documents, any financing commitment or the transactions contemplated hereby or thereby (including the Debt Financing). This Section 13.10 is intended to benefit and may be enforced by the Debt Financing Sources and shall be binding on all successors and assigns of Seller.

13.11    Counterparts; Delivery by Facsimile/Email. This Agreement may be executed in separate counterparts, each of which will be deemed an original and all of which together will constitute one and the same agreement. This Agreement, the Ancillary Documents, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile transmission or electronic mail in pdf form, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or any party to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract, and each such party forever waives any such defense.

13.12    Entire Agreement. The Schedules and Exhibits hereto are hereby incorporated into this Agreement. This Agreement, the Schedules and Exhibits, and the Ancillary Documents constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersede all prior agreements and understandings with respect to the subject matter hereof, except the NDA, which, subject to Section 6.1, shall remain in full force and effect in accordance with its terms. No party makes any representation or warranty with respect to the transactions contemplated by this Agreement except as expressly set forth in this Agreement (or in any of the Ancillary Documents, or any other agreement executed on the date hereof or thereof in connection herewith or therewith).

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IN WITNESS WHEREOF , the parties have executed this Purchase Agreement as of the date set forth above.

CORDILLERA COMMUNICATIONS, LLC

/s/ Terrance F. Hurley
Name:	Terrance F. Hurley
Title:	President

SCRIPPS MEDIA, INC.

/s/ William Appleton
Name:	William Appleton
Title:	Executive Vice President and General Counsel

Section 6.11 of this Purchase Agreement is hereby acknowledged and agreed to by EPI Group, LLC.

EPI GROUP, LLC

/s/ John P. Barnwell
Name:	John P. Barnwell
Title:	President

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

EXHIBIT A

STATIONS

Call Sign	Facility ID	Type of Authorization	Station Location
KATC(TV)	33471	Digital Television	Lafayette, LA
KBZK(TV)	33756	Digital Television	Bozeman, MT
KPAX-TV	35455	Digital Television	Missoula, MT
KAJJ-CD	35453	Digital Class A Television	Kalispell, MT
KRIS-TV	25559	Digital Television	Corpus Christi, TX
K09YZ-D	51373	Digital Class A Television	Beeville- Refugio, TX
K22JA-D	51375	Digital Class A Television	Corpus Christi, TX
K31KK-D	51374	Digital Class A Television	Kingsville- Alice, TX
KRTV(TV)	35567	Digital Television	Great Falls, MT
K09ZB-D	182692	Digital TV Translator	Havre, MT
K11WK-D	62226	Digital TV Translator	Stanford, MT
K11WQ-D	182691	Digital TV Translator	West Knees, MT
K13OU-D	182694	Digital TV Translator	Chinook, MT
K27JW-D	168411	Digital TV Translator	Joplin, MT
K45CS-D	35566	Digital TV Translator	Lewistown, MT
KXLH-LD	168401	Digital TV Translator	Helena, MT
KTVH-DT	5290	Digital Television	Helena, MT
KTGF-LD	128063	Digital LPTV	Great Falls, MT
KSBY(TV)	19654	Digital Television	San Luis Obispo, CA
K10PV-D	19656	Digital TV Translator	Santa Barbara, CA
KTVQ(TV)	35694	Digital Television	Billings, MT
K09XK-D	35697	Digital TV Translator	Sheridan, WY
K10GF-D	35700	Digital TV Translator	Miles City, MT
K17JP-D	35702	Digital TV Translator	Big Timber, etc., MT
K20LT-D	190501	Digital TV Translator	Diamond Basin, etc., WY
K21JU-D	51599	Digital TV Translator	Meeteetse, WY
K24GD-D	35698	Digital TV Translator	Hardin, MT
K26GL-D	130833	Digital TV Translator	Columbus, MT
K39HD-D	130816	Digital TV Translator	Red Lodge, MT
K43LY-D	51609	Digital TV Translator	Cody, WY
K45KO-D	168263	Digital TV Translator	Castle Rock, etc., MT
KXLF-TV	35959	Digital Television	Butte, MT
K26DE-D	35961	Digital TV Translator	Bozeman, MT
KOAA-TV	59014	Digital Television	Pueblo, CO
KOAA-TV	59014	Digital Replacement Translator	Woodland Park, CO
K19DY	59015	Analog TV Translator	Canon City, CO
K30JM-D	59021	Digital LPTV	Colorado Springs, CO
WLEX-TV	73203	Digital Television	Lexington, KY

SHARING AGREEMENT STATION

Call Sign	Facility ID	Type of Authorization	Station Location
KZTV(TV)	33079	Digital Television	Corpus Christi, TX

EXHIBIT B

ACQUIRED COMPANIES

Sangre de Cristo Communications, LLC
KRTV Communications, LLC
KPAX Communications, LLC
KXLF Communications, LLC
KCTZ Communications, LLC
KTVQ Communications, LLC
KATC Communications, LLC
WLEX Communications, LLC
KRIS Communications, LLC
KSBY Communications, LLC